Exhibit 96.1

Technical Report Summary and Resource Estimate

Thompson Brothers Lithium Project

Snow Lake Area, Herb Lake Mining Division, Manitoba, Canada.

Effective Date: June 9, 2021

Prepared for:

Snow Lake Resources Ltd.

Prepared By:

Canmine Consultants

Nuterra Geoscience

Thompson Brothers Lithium Project

DATE AND SIGNATURE PAGE

This Technical Report Summary, entitled “Technical Report Summary and Resource Estimate, Thompson Brothers Lithium Project, Snow Lake Area, Herb Lake Mining Division, Manitoba, Canada” with an effective date of June 9, 2021 was prepared and signed by:

(Signed) Canmine Consultants	(Signed) Nuterra Geoscience

Canmine Consultants	Nuterra Geoscience
Vancouver, BC	Saskatoon, SK

July 17, 2021	July 17, 2021

Thompson Brothers Lithium Project

Contents

1.0	Executive Summary		1-1
	1.1	Introduction	1-1
	1.2	Property Description and Ownership	1-1
	1.3	History	1-2
	1.4	Geology and Mineralization	1-3
	1.5	Exploration Status	1-3
	1.6	Mineral Resource Estimate as at June 9, 2021	1-4
	1.7	Interpretation and Conclusions	1-4
	1.8	Recommendations	1-5

2.0	Introduction		2-1
	2.1	Terms of Reference	2-1
	2.2	Qualified Persons	2-2
	2.3	Site Visits and Scope of Personal Inspection	2-2
	2.4	Effective Dates	2-2
	2.5	Information Sources and References	2-2
	2.6	Previous Technical and other Relevant Reports	2-2

3.0	Property Description		3-1
	3.1	Location	3-1
	3.2	Project Ownership	3-2
	3.3	Surface Rights	3-5
	3.4	Permits	3-5
	3.5	Social License	3-5
	3.6	Environmental Considerations	3-5
	3.7	Comments on Section 4	3-7

4.0	Accessibility, Climate, Local Resources, Infrastructure, and Physiography		4-1
	4.1	Accessibility	4-1
	4.2	Climate	4-1
	4.3	Local Resources	4-2
	4.4	Infrastructure	4-3
	4.5	Physiography	4-3
	4.6	Seismicity	4-3

5.0	History		5-1
	5.1	Property History	5-1
	5.2	Production	5-7

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Thompson Brothers Lithium Project

6.0	Geological Setting, Mineralization, and Deposit			6-1
	6.1	Regional Geology		6-1
	6.2	Surficial Geology		6-1
	6.3	Property Geology		6-2
		6.3.1	Structural Geology	6-6
		6.3.2	Mineralization	6-6
	6.4	Deposit Types		6-8
		6.4.1	Deposit Models	6-8

7.0	Exploration			7-1
	7.1	Exploration		7-1
	7.2	Drilling		7-1
	7.3	Infill Sampling and Re-logging.		7-3
	7.4	Hydrogeology Data		7-3
	7.5	Geotechnical Data		7-3

8.0	Sample Preparation, Analyses, and Security			8-1
	8.1	Sampling Method and Approach		8-1
		8.1.1	2019 “Re-Sampling” Program	8-1
	8.2	Drill Core		8-3
	8.3	Bulk Density Determinations		8-7
	8.4	Quality Assurance and Quality Control		8-8
		8.4.1	Blanks	8-9
		8.4.2	Certified Reference Materials (Standards)	8-9
		8.4.3	SRC Internal Duplicates	8-13
		8.4.4	Duplicates SRC vs SGS	8-14
		8.4.5	Comparison of 2017 vs 2018 Reject Re-Analysis: SRC vs Actlabs	8-14

9.0	Data Verification			9-1
	9.1	Site Visit		9-1
	9.2	Database Verification		9-2
	9.3	Comments on Section 9		9-2

10.0	Mineral Processing and Metallurgical Testing			10-1

11.0	Mineral Resource Estimates			11-1
	11.1	Estimation Method		11-7
	11.2	Density		11-7
		11.2.1	Cut-Off Grade	11-7
		11.2.2	Grade Capping	11-7

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Thompson Brothers Lithium Project

		11.2.3	Block Model Parameters	11-9
		11.2.4	Interpolation and Search Factors	11-10
	11.3	Classification		11-13
	11.4	Factors That May Affect the Mineral Resource Estimate		11-14
	11.5	Comment on Section 11		11-15

12.0	Mineral Reserves Estimates			12-1
13.0	Mining Methods			13-1
14.0	Processing and Recovery Methods			14-1
15.0	Infrastructure			15-1
16.0	Market Studies			16-1
17.0	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups			17-1
18.0	Capital and Operating Costs			18-1
19.0	Economic Analysis			19-1
20.0	Adjacent Properties			19-1
21.0	Other Relevant Data and Information			21-1
22.0	Interpretation and Conclusions			22-1
23.0	Recommendations			23-1
24.0	References			24-1
25.0	Reliance on Information Provided by the Registrant			25-1

Tables

Table 3-1 TBL Mineral Claims, Blocks A and B	3-4
Table 4-1 - Snow Lake Climate Data (From TBL Assessment Report dated July 3, 2018)	4-2
Table 5-1 – Summary of Drill Results completed by Combine Developments Ltd., 1955 – 1956 (Dufresne, 2009)	5-3
Table 6-1 - Classification of LCT Type Pegmatites (modified from Cerny 1991)	6-10
Table 8-1 - Summary statistics for sampled drill core intervals in the database	8-1
Table 8-2 – Assay Detection Limits	8-5
Table 8-3 - Summary Statistics of Bulk Density Measurements	8-7
Table 8-4 - Analytical Results from Certified Reference Standards	8-9
Table 8-5 - Summary Statistics for SRC Reject Duplicate Analysis	8-13
Table 8-6 - Comparison by Mineralized Drill Hole Intersections: SRC vs Actlabs	8-14
Table 11-1 - Resource Estimate for the Thompson Brothers Lithium Project as at June 9, 2021	11-1
Table 11-2 - Block Model Parameters for the Thompson Brothers Lithium Project	11-10

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Thompson Brothers Lithium Project

Figures

Figure 3-1 General Location Map	3-1
Figure 3-2 - Claim Map, Thompson Brothers Lithium Property	3-3
Figure 6-1 - Regional Geology	6-1
Figure 6-2 - Surficial Geology	6-2
Figure 6-3 - Property Geology	6-3
Figure 7-1 - Geology and Drill Hole Location Map for the TB-1, 2 and 3 Pegmatites	7-1
Figure 8-1 - Histogram of sampled drill core interval widths	8-2
Figure 8-2 – Technical Aspects of the Sample Preparation Procedures	8-4
Figure 8-3 - Scatter Plot of Bulk Density Measurements	8-7
Figure 8-4 - Scatter Plot of Inserted Blanks	8-9
Figure 8-5 - Scatter Plot of Certified Reference Standard OREAS 147	8-10
Figure 8-6 - Scatter Plot of Certified Reference Standard OREAS 148	8-11
Figure 8-7 - Scatter Plot of Certified Reference Standard OREAS 149	8-12
Figure 8-8 – SRC Reject Duplicate Analysis and Scatter Plot Grade Comparison	8-13
Figure 8-9 - SRC vs SGS Duplicate Analysis and Scatter Plot Grade Comparison	8-14
Figure 8-10 - Correlation Plot of Duplicates: SRC vs Actlabs	8-15
Figure 11-1 – Long Section View of Grade Distribution of Ind. & Inf. Resource	11-2
Figure 11-2 - Long Section of Grade Distribution of Indicated Resource	11-3
Figure 11-3 - Plan View of Topography (Coloured = Block Model at Surface)	11-3
Figure 11-4 - Oblique View of Topography with Grade Distribution (below topo)	11-4
Figure 11-5 - Oblique View with Drill Holes and Grade Shell	11-4
Figure 11-6 - Bing Maps Plan Regional View of the Thompson Brothers Lithium Project	11-5
Figure 11-7 - Bing Maps Plan Site View of the Thompson Brothers Lithium Project	11-6
Figure 11-8 - Decile Plot and Accompanying Table of Values	11-8
Figure 11-9 – Long Section View of the Search Ellipse Orientation	11-12
Figure 11-10 - Variogram Model	11-12

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Thompson Brothers Lithium Project

1.0	Executive Summary

1.1	Introduction

CanMine Consultants (“CanMine”) and Nuterra Geoscience were retained by the Snow Lake Resources Ltd. (“SLR” or “the Company”) to co-author a Technical Report Summary (“TRS”) on the exploration stage Thompson Brothers Lithium Property (“the Project” or “the Property”) located in the Snow Lake Area, Herb Lake Mining Division, Manitoba, Canada. This TRS conforms to United States Securities and Exchange Commission’s (“SEC”) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (“S-K 1300”) and Item 601 (b)(96) Technical Report Summary.

This report may be used by SLR for financing purposes and/or completing a qualifying transaction.

1.2	Property Description and Ownership

The Thompson Brothers Lithium Property is located approximately 20 km east of Snow Lake, Manitoba and comprises 38 contiguous mineral claims in two blocks, covering a total of 5,596 ha. All claims are registered with the Manitoba Department of Agriculture and Resource Development.

Block A comprises 20 contiguous mineral claims, is 100% owned by Snow Lake (Crowduck) Ltd., a wholly owned subsidiary of SLR, covering 2,277 ha, and is subject to a 2% underlying Net Smelter Return with a 1% buy back for $1 million dollars (Canadian).

Block B comprises 18 contiguous mineral claims, covering 3,319 ha and is 100% owned by Snow Lake (Crowduck) Ltd., a wholly owned subsidiary of SLR. These claims were staked in March and April of 2018 to cover several pegmatite dyke occurrences to the west and north of the original Block A claim group.

The Thompson Brothers Lithium Property is at the exploration stage. Recent drilling has demonstrated that significant lithium mineralization occurs on the Property.

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1.3	History

The highlights of the exploration history are summarized as follows:

●	In 1942, Sherritt Gordon Mines drilled 20 holes (totalling 632 m), testing one of 2 spodumene bearing pegmatite dykes located on the east side of the narrows linking Wekusko Lake to Crowduck Bay.

●	in 1956, Combined Developments Ltd. explored parts of the Property. The area was prospected, mapped and 26 cored drill holes were completed on the TB-1 pegmatite (totalling 2,356 m).

●	For a period of over 10 years, the Thompson brothers explored part of the Property. They completed several trenches and sampling. In 1978, they cored their 1st drill hole to a depth of 28.2 m. In 1979, hole # 1 was deepened to 58.6 m. In 1981, the Thompson brothers cored their 2nd drill hole. Hole # 2 was drilled to a depth of 61 m.

●	In 1995, minor trenching and sampling of the TB-1 dyke was completed by Strider Resources Inc. In 1996, a 1,600 m by 400 m grid was cut with lines spaced at 50 m intervals. In 1997, a three-hole drill program, totalling 930 m, was completed.

●	In April 2016, Ashburton Ventures Inc. optioned the TBL Property from Strider Resources Inc. and entered into an Option Agreement with Manitoba Minerals Pty Ltd., a subsidiary of Nova Minerals Ltd. Parts of the Property were prospected and an attempt was made to locate the historical drill holes. Nine surface samples of pegmatite were assayed. In the fall of 2016, a modest program of prospecting and soil sampling was completed. In the winter of 2017, 5 drill holes totalling 1,007 m were cored.

●	During the winter of 2018, Manitoba Minerals Pty Ltd. cored 19 drill holes totalling 3,798 m focussing on the TB pegmatite cluster.

●	In July 2018, Nova Minerals Inc. (Nova) released an inferred resource estimate of 6.3 Mt @ 1.38% Li2O. The estimate was completed in accordance with the JORC Code, 2012 Edition when taking into consideration data density, deposit geometry, likely extensions and possible interpretation alternatives. This historic Mineral Resource estimate is not considered as a current estimate and has been superseded by the current Mineral Resource estimate.

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Thompson Brothers Lithium Project

1.4	Geology and Mineralization

The pegmatite dyke in the Thompson Brothers Project has been modelled as an intrusion into a pebble metaconglomerate / greywacke group of host sediments. The dyke has been interpreted as sub vertical, dipping towards 130° azimuth. The strike of the body has minor variations around a general trend azimuth of 040°, the dip of the dike is observed as sub-vertical, and an interpreted plunge to the mineralization of 60° to the north is based on visual trends seen from the assays. The dyke carries both mineralised and un-mineralised pegmatite as identified by the presence of spodumene as the lithium bearing mineral. Only the lithium bearing pegmatite has been modelled in this instance which extends for a total length of 1,012 m ranging in true thickness from a maximum of 18 m to a minimum of 1.8 m; however, mineralisation has not been closed off either at depth or to the north or south of the drilled area.

The strike of the dyke is generally orientated between 20° and 40° offset from the apparent foliation in the surrounding country rock and there is outcropping evidence of additional mineralised and un-mineralised pegmatite in the area that is yet to be defined in terms of size and or orientation.

1.5	Exploration Status

In the fall of 2016, a modest program of prospecting and soil sampling was completed by the Registrant (as a subsidiary of Nova Minerals and prior to the formation of Snow Lake Resources). In the winter of 2017, five drill holes totalling 1,007 m in length targeting the TB-1 pegmatite were cored (TBL-1 to 5). During the winter of 2018, 19 additional drill holes totalling 3,798 m in length were cored on the Property (TBL-15 to 24). Drill sections and plans were prepared, and interpretations of the geology and mineralization completed by SLR. A project data base has been created and a geological model for the deposit has been developed.

Metallurgical Test Work

While some preliminary metallurgical testing has been carried out by prior owners of the property, Snow Lake Resources has not completed any metallurgical testing programs. Metallurgical testing programs are currently in progress.

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Thompson Brothers Lithium Project

1.6	Mineral Resource Estimate as at June 9, 2021

Cut-Off 0.3 Li2O%	Tonnes (t)	Grade Li2O%	Li2O tonnes
Indicated	9,082,600	1.00	91,200
Inferred	1,967,900	0.98	19,300

Note 1: CIM Definition Standards (2014) for a Mineral Resource as a “concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality that there are reasonable prospect for eventual economic extraction”. In this case a 0.30% Li2O cut-off grade was used to estimate the Resource as that is the reasonable grade necessary to cover estimated production costs as per the following criteria:

Li2O at 6% Price	$US 600.00
Mining Cost/tonne	$US 20.00
Processing Cost/tonne	$US 32.00
Process Recovery	80%
Transportation Cost/tonne	$US 88.00 of 6% Li2O Concentrate

Note 2: This Mineral Resource is exclusive of a mineral reserve.

Note 3:

1. Site Infrastructure: Access to power on site will not be a problem,

2. Mine Design: An underground bulk mining method is proposed,

3. Processing Plant: Setting up a processing plant on site should not be a problem,

4. Environmental Compliance and permitting: An environmental baseline study needs to be completed before this can be answered,

5. No other potential complications are known at this time.

1.7	Interpretation and Conclusions

Based on the site visit and subsequent review of available information on the Thompson Brothers Lithium Property Canmine offers the following interpretations and conclusions:

●	The Thompson Brothers Lithium Property is a project of merit that is at the exploration drilling and Resource Estimation stages.

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Thompson Brothers Lithium Project

●	Lithium mineralization in spodumene bearing pegmatite dykes is the principle deposit type on the Property.

●	The TBL Property comprises 5,108 ha and is host to the TB-1 spodumene bearing, lithium-enriched pegmatite dyke and other targets that could potentially contribute to a future lithium resource.

●	The geology of the mineralized pegmatite dykes is relatively straightforward. The TB-1 pegmatite displays excellent grade continuity and thickness, and it is open along strike in both directions and to depth.

●	The exploration program was implemented using industry best practices. The sample preparation, security, and analytical procedures are adequate, and the results of the QA/QC program evaluated by Canmine are acceptable. The diamond drilling procedures used are consistent with industry standards and Canmine is not aware of any factors that could materially impact the accuracy and reliability of the results.

●	The drill hole database for holes TBL 1 – 28 has been validated; it is complete and up to date. In Canmine’s opinion, these drill hole data and their interpretation can be used to support the planning of future drilling programs and for this Resource Estimate.

●	No significant technical challenges related to exploration and potential development of the deposit(s) have been identified. Areas of uncertainty that may materially impact the Mineral Resource estimate include commodity price assumptions, mining cost assumptions, processing cost assumptions, metal extraction recovery assumptions, and concentrate transport cost assumptions.

●	In Canmine’s opinion, additional drilling could increase the Li2O Resource on the Property.

1.8	Recommendations

The TBL Project is now at an advanced stage of exploration and based on the current Resource Estimate is of such quality and quantity that it is reasonable to think that this deposit could potentially have a “reserve estimate” in the future. The following are recommendations to head towards this goal:

1.	Design drill holes to test for the extension of lithium mineralization along strike and to depth, especially to the northeast and down plunge to at least -200 elevation (roughly 500 m below surface).

2.	Initiate a Preliminary Economic Study (PEA) to determine if the current Resource could be economic. More advanced mineral processing and recovery studies should be a focus as well as identifying potential customers of a 6% Li2O concentrate. There is a rail line quite close to this property and the cost of transport of the concentrate should be investigated in greater detail.

3.	A conceptual mine plan for the existing Resource should be investigated and this could form part of the PEA Study.

4.	Investigate whether or not it is possible to acquire or become partners with the owners of the nearby “Zoro” lithium bearing pegmatites so that infrastructure, mining, processing and transport costs could be somehow shared.

5.	Continue drilling the TB Deposit to try and increase the resource.

6.	Report drilling results.

Proposed Budget

Item	Estimate $US
1. Design drill holes to test for the extension of lithium mineralization	$7,500
2/3. Preliminary Economic Study and Conceptual Mine Plan	$150,000
4. Zoro Deposit investigation	$5,000
5. TB Lithium Deposit resource drilling	$410,000
6. Report drilling results	$10,000
Total	$582,500

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Thompson Brothers Lithium Project

2.0	Introduction

CanMine Consultants (“CanMine”) and Nuterra Geoscience (“Nuterra”) were retained by the Snow Lake Resources Ltd. (“SLR” or “the Company”) to co-author a Technical Report Summary (“TRS”) on the Thompson Brothers Lithium Property (“the Project” or “the Property”) located in the Snow Lake Area, Herb Lake Mining Division, Manitoba, Canada. The claims are 100% owned by SLR with one block subject to a 2% underlying Net Smelter Return Royalty with 1% buy back for $1.0 Million dollars (Canadian).

The Property encompasses two lithium-enriched pegmatite clusters known as the Thompson Brothers (TB) and Sherritt Gordon (SG) pegmatite dykes.

The Thompson Brothers Lithium Property is at the exploration and resource estimation stages. Recent drilling has demonstrated that significant lithium mineralization occurs on the Property. This report may be used by SLR for financing purposes and/or completing a qualifying transaction.

The purpose of this report is to disclose information on the Property including its history, geology, mineralization, drilling and current Mineral Resource estimate. This TRS conforms to United States Securities and Exchange Commission’s (“SEC”) Modernized Property Disclosure Requirements for Mining Registrants as described in Subpart 229.1300 of Regulation S-K, Disclosure by Registrants Engaged in Mining Operations (“S-K 1300”) and Item 601 (b)(96) Technical Report Summary. This is an updated to an ASX Announcement Release by Nova Minerals Ltd dated June 3, 2021 titled “Thompson Brothers Lithium Project Resource Update”.

Canmine and Nuterra reviewed all relevant historical exploration data pertaining to the Property, completed a site visit and inspected sampling of drill core. The conclusions and recommendations in this report reflect Canmine and Nuterra’s opinions and best judgments in light of the information available at the time of writing. Canmine and Nuterra reserve the right, but will not be obliged, to revise this report and conclusions if additional information becomes known subsequent to the date of this report. Use of this report acknowledges acceptance of the foregoing conditions.

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2.1	Terms of Reference

CanMine and Nuterra are independent of SLR and have no beneficial interest in the Thompson Brothers Lithium (TBL) Project. Fees for this TRS are not dependent in whole or in part on any prior or future engagement or understanding resulting from the conclusions of this report.

All measurement units used in this report are metric, and currency is expressed in United States dollars unless stated otherwise.

The geographic projection used for the project maps and surveys is UTM NAD83, Zone 14, NTS: 63JSE13.

2.2	Qualified Persons

CanMine Consultants served as a Qualified Person (QP) as defined in S-K 1300 for Sections 1 through 4 and 7 through 25.

Nuterra Geoscience , an independent geological consultant, served as a QP as defined in S-K 1300 for Sections 5 and 6 and reviewed Sections 1 through 4 and 7 through 25.

2.3	Site Visits and Scope of Personal Inspection

The QPs involved in the preparation of this TRS conducted the following site visits:

Frank Hrdy has a residence in the town of Snow Lake and visited the Property several times between 2019 and 2020 when SLR were active in the area. Frank also visited and inspected the drill sites on November 12, 2019.

Carey Galeschuck visited the drill core processing site between March 15 and 17, 2019.

2.4	Effective Dates

The effective date of this initial TRS is June 9, 2021.

2.5	Information Sources and References

Information used to support this TRS was derived from sources of information that are cited in the text of this report and listed in Section 24 of this report.

2.6	Previous Technical and other Relevant Reports

No previous Technical Report Summaries have been completed on the Property. Other disclosures relevant to the Property include Nova Minerals (2021), Nova Minerals (2018a) and Nova Minerals 2018b).

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3.0	Property Description

3.1	Location

The TBL Property is located in north central Manitoba, approximately 20 km east of the mining community of Snow Lake, Manitoba on the east shore of Crowduck Bay near the northeast end of Wekusko Lake, (Figure 3-1). The Property is centred on UTM coordinates 455,000 E 6,080,000 N (NAD83, Zone 14) and lies within the National Topographic System (NTS) map sheet 63JSE13.

Figure 3-1 General Location Map

TBL Property Location Map
Thompson Brothers Lithium Project
Snow Lake, Manitoba
Drawn by: K. Brogoitti
Approved by: D. Melling
Date: 7-Aug-18
NTS: 63JSE13 (NAD83, Zone 14)
SNOW LAKE RESOURCES
Thompson Brothers Lithium Propoerty
Osborne Lake
Airstrip
Snow Lake
Lalor Mine
Stall Lake
Conentrator
Winter Ice Road
Herb Lake
Wekusko
Lake
Winter Bush
Road
Highway 392
Highway 39
Cotes Landing
Flin Flon (200 km)
Thompson (260 km)
Canadian National
0 2.5 5 10
Kilometers
N
430000
440000
450000
460000
6090000
6080000
6070000
6060000
6050000
6040000

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3.2	Project Ownership

The Thompson Brothers Lithium (TBL) Property comprises 38 contiguous mineral claims in two blocks, covering a total of 5,596 ha which for the purposes of this TRS have been grouped as Block A and Block B, based on underlying Royalties (Figure 3-2). Table 3-1 provides a list of the claim names, numbers, areas ownership and expiry dates. There are no liens or encumbrances to this claim package. All claims are registered with the Manitoba Department of Agriculture and Resource Development. Canmine and Nuterra have not verified the legal aspects of claim tenure and have relied on information provided by the Manitoba Department of Agriculture and Resource Development and SLR. Property surface rights are held by the Crown.

All claims within the group are in “Good Standing” until 2023 to 2030. After that date either $15 dollars per hectare (claims younger than 11 years) or $25 dollar per hectare (claims older than 11 years) of exploration expenses will have to be applied to each claim per year to maintain each claim in “Good Standing”. Snow Lake Resources has over $1,000,000 in reserve assessment credits that can be applied to maintain the land position in “Good Standing” for years to come. There is no yearly lease payments or rentals due on any of the claims within the group.

Block A comprises 20 contiguous mineral claims, is 100% owned and acquired by Snow Lake (Crowduck) Ltd. on February 25, 2020, a wholly owned subsidiary of SLR, covering 2,277 ha, and is subject to 2% underlying Net Smelter Return with a 1% buy back for $1 million dollars (Canadian).

Block B comprises 18 contiguous mineral claims, covering 3,319 ha and is 100% owned by Snow Lake (Crowduck) Ltd., a wholly owned subsidiary of SLR. These claims were staked in March and April of 2018 to cover several pegmatite dyke occurrences to the west and north of the original Block A claim group.

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Figure 3-2 - Claim Map, Thompson Brothers Lithium Property

Note: Approximate location of the Mineral Resources indicated by the star symbol.

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Table 3-1 TBL Mineral Claims, Blocks A and B

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3.3	Surface Rights

Mineral claims Manitoba do not give surface rights. In order to carry out mining activities, the site claims must be converted to mineral leases. Mineral claims and leases in Manitoba are currently governed by The Mines and Minerals Act (C.C.S.M. c. M162) which became effective June 4, 2018.

3.4	Permits

Work and drill permits are required to carry out exploration programs. They can be received as early as within two weeks be submitting an application to the office Conservation and Climate in the Pas, Manitoba. There are no application fees associated with this level of permitting.

3.5	Social License

The Thompson Brothers Project occurs within the immediate area of the historic mining town of Snow Lake and as such very little negative community and social impact is evident. Exploration and mine development has been a part of the local community for 80 years. Currently the Project is an early stage exploration project. Accordingly, environmental studies have not been undertaken. There are no active First Nation Bands within the Snow Lake Region.

3.6	Environmental Considerations

Snow Lake Resource is currently in contact with a major Canadian Engineering firms and is discussing the timing of a future baseline environment study. This baseline study will be the foundation of the permitting process.

Baseline Studies - It is envisioned by Snow Lake Resources that the following Baseline Studies will be required.

●	Hydrology and Water Quality/Quantity

●	Hydrogeology

●	Geochemistry and Soils

●	Terrestrial Biology

●	Aquatic Biology

●	Archaeology

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Thompson Brothers Lithium Project

●	Human Health and Ecological Risk Assessment

●	Climate and Air Quality

●	Noise and Vibration

Permitting - The Environmental assessment (EA) and permitting framework for metal mining has been well established in Canada. The federal and provincial EA processes provide a mechanism for reviewing major projects to assess potential impacts to the environment. Once the project description for Snow Lake is sufficiently developed, it will be possible to determine if any federal or provincial EAs are required.

Following a successful EA, the operation undergoes a permitting phase to allow the operations to proceed. The project is regulated through all phases (construction, operation, closure and post-closure) by both federal and provincial agencies. The following list summarizes the various applicable federal and provincial acts for which permits and approvals may be required for the project:

Provincial Legislation

●	Workplace Safety and Health Act (Operation of Mines Regulation 212/2011)

●	The Building and Mobile Home Act

●	The Crown Lands Act

●	The Mines and Minerals Act

●	The Fisheries Act

●	The Animal Care Act

●	The Wildlife Act

●	The Forest Act

●	The Endangered Species and Ecosystem Act

●	The Wildfire Act

●	The Environment Act

●	The Water Protection Act

●	The Water Rights Act

●	The Drinking Water Safety Act

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Thompson Brothers Lithium Project

●	The Manitoba Hydro Act

●	The Highways and Transportation Act

●	The Heritage Resources Act

Federal Legislation

●	Fisheries Act (Section 35) Approvals

●	Species at Risk Act

●	Metal and Diamond Mining Effluent Regulations (regulated under the Fisheries Act)

●	Canadian Environmental Protection Act

●	Impact Assessment Act, 2019

●	Explosives Act

●	Transportation of Dangerous Goods Act

●	Aeronautic Approvals

●	NAV CANADA

●	Nuclear Safety and Control Act

Socio-economic Effects and Community Engagement - An assessment of health, social and economic effects will be required for all communities affected by the project both Indigenous and non-Indigenous. Conditions will be assessed on direct and indirect effects of the project using both qualitative and quantitative data collections. Data collected may also be used to formulate any Impact Benefit Agreements with Indigenous Groups that may be required.

Public participation including Indigenous community engagement is a necessary component of an effective mine project and is a required component of provincial and federal regulatory and permitting processes. The goal is to identify any social or environmental concerns or issues raised about the proposed project early in the process to prevent permitting delays. Traditional knowledge collected during all phases of the project is strongly encouraged to incorporate this valuable information into the management planning for the site. A list of the Indigenous groups who may be impacted by the project can be provided through discussions with Aboriginal Affairs and Northern Development Canada.

3.7	Comments on Section 4

Permits will be required for any future project exploration or development. To the extent known, there are no other significant factors and risks that may affect access, title, or right or ability to perform work on the Project.

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4.0	Accessibility, Climate, Local Resources, Infrastructure, and Physiography

4.1	Accessibility

The Property is located approximately 20 km east of the town of Snow Lake in north central Manitoba. Snow Lake is located some 684 km north of Winnipeg, a 7 hr (700 km) drive on well maintained, paved roadways. Daily flights are available from Winnipeg to both Flin Flon and Thompson with Calm Air. Flin Flon is a 2 hr (200 km) drive west on paved highway to Snow Lake. Thompson is a 2.5 hr (260 km) drive northeast from Snow Lake on paved highway.

Summer access to the Property may be gained by boat, traveling about 20 km west from Bartlett’s Landing across Wekusko Lake to the narrows leading into Crowduck Bay. Winter access across Wekusko Lake to the Property can be gained by ice road connecting to a network of bush roads leading to the drill sites. Alternative winter access may be gained by traveling about 25 km north on bush roads north from Highway 39. Helicopter access is easily afforded year-round.

4.2	Climate

The Snow Lake region is marked by short, cool summers and long, cold winters (Table 4-1). The region has a sub-humid high boreal climate.

The mean summer temperature is 12.5° C and the mean winter temperature is -18.5° C. The temperatures are highest on average in July, at around 17.0 °C. January is the coldest month, averaging -23.3° C. The mean annual temperature is approximately -2.5° C. The area is generally clear of snow cover between the beginning of June and the end of September. Work can be conducted in this area all year. Access can be made via bush road, boat (in spring, summer and fall) and by air via helicopter.

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Thompson Brothers Lithium Project

Snow Lake region is generally clear of snow cover between the beginning of June and the end of September. Typically winter drilling programs are conducted from December to March 31st by support of an ice road. This is followed by 2.0 month period where no work is preformed due to “break up”. Then from June to the end of September spring and summer field work is conducted. This can include Diamond drilling supported by a helicopter. The Period from October to the end of November is “freeze up” and no work programs are conducted.

The mean annual precipitation is about 450 mm, 35% as snow. The least amount of precipitation occurs in February, averaging 16 mm. The most rainfall occurs in July, averaging 74 mm. Average monthly winds for the area range from 10 km/hr to 13 km/hr, with 40 % of the winds originating from the NW, NE or N. Exploration activities can be carried out all year around.

Local vegetation consists of closed stands of black spruce and jack pine, with lesser aspen, white birch, white spruce and balsam fir. Permafrost may occur locally in organic deposits. Wildlife includes moose, black bear, lynx, wolf, barren-ground caribou, beaver, muskrat, snowshoe hare and red-backed vole. Bird species include raven, common loon, spruce grouse, bald eagle, grey jay, hawk owl and waterfowl, including ducks and geese.

Table 4-1 - Snow Lake Climate Data (From TBL Assessment Report dated July 3, 2018)

4.3	Local Resources

Snow Lake is the closest community to the property. Snow Lake had a permanent resident population of 899 in 2016 and has 498 private dwellings. There are two small residential subdivisions located on Wekusko Lake along Highway 392, as well as cottages at Herb Lake and Cotes Landings. There are also a small number of seasonal remote cabins located on Wekusko Lake. The Wekusko Falls Provincial Park (88 ha) is located on the east side of Wekusko Lake and offers camping. The Wekusko Falls Lodge provides accommodations and meals.

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Thompson Brothers Lithium Project

Snow Lake is an established mining community and has the infrastructure in place to support exploration and mining operations in the region. Services include a health facility staffed with two doctors, ambulance, fire truck, a 3-person RCMP detachment, RBC bank, grocery and hardware stores, two hotels/motels, three service stations, a kindergarten to grade 12 school, a hockey arena, a five-sheet curling rink and a nine-hole golf course. A small craft charter service operates out of the community of Snow Lake, where small planes and helicopters can be chartered. There is a 1,100 m by 20 m municipal gravel airstrip located approximately 8.5 km northwest of the property. The nearest rail access is at the Wekusko siding, approximately 65 km southeast of the property.

The nearest larger population centres include Flin Flon (208 km), and Thompson (260 km), both accessible by paved highway. Flin Flon, with a population of 7,000, is a nearby provincial regional government centre and a major service and supply centre for the region. The nearest full-service commercial airport is located at Baker’s Narrows, near Flin Flon. The nearest international airport is located in Winnipeg.

The Snow Lake region has a history of virtually continuous production from a series of base and precious metal since mines 1949. Hudbay Minerals Inc. (Hudbay) currently operates the Lalor mine, located about 8 km west of Snow Lake Hudbay also operates a 2,700 tonne per day zinc and copper concentrator in Snow Lake.

In November 2018, Hudbay announced its intention to cease mining and milling operations in Flin Flon by 2021. The Lalor mine is expected to transition from a zinc rich base metal mine to copper-gold rich mine in 2022 and plans to refurbish the New Britannia gold mill in Snow Lake to process this mineralization.

4.4	Infrastructure

Gridding, trenching, stripping and road building in the target areas on the Property should be easily accomplished. Ample water is available for drilling purposes.

There are no permanent or temporary structures on the Property and SLR has not established any exploration infrastructure on the property.

The area of the Property is sufficiently large to host a mining operation. A power line traverses the southern extremity of the Property. The valley located directly east of the Property could serve as a potential tailing storage area. Winter access roads to the Property can be used for hauling purposes.

4.5	Physiography

The Property is located along the southern edge of the Precambrian Shield within the Wekusko Eco-district, Churchill River Upland Eco-region, Boreal Shield Eco-zone.

The Property straddles Crowduck Bay at the northeastern end of Lake Wekusko. Wekusko Lake is a large, shallow body of water covering an area of approximately 25 km long by 3 to 10 km wide. Crowduck Bay is part of a long (12 km) narrow channel leading to the Grass River that continues towards the northeast. Most of the shoreline of Crowduck Bay is flanked by steep, 15 to 20 m slopes. The lake elevation is approximately 257.5 m ASL and the highest topographical point on the Property is approximately 305 m ASL. Most ridges and low-lying areas trend towards the northeast.

The dominant soils are well to excessively drained dystic brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained Typic and Terric Fibrisolic and Mesisolic Organic soils overlying loamy to clayey glaciolacustrine sediments.

4.6	Seismicity

The project area is located in central Manitoba, one of the least seismically active areas in Canada.

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Thompson Brothers Lithium Project

5.0	History

The original pegmatite discovery in the region occurred in 1931 on claims staked by Peter Konbar. By 1932, three pegmatites were outlined from field work. These became known as the Sherritt Gordon Pegmatites, now referred to by the company as the SG Pegmatites. Subsequent exploration in the region by several other companies discovered further pegmatites in 1953 (Green Bay Pegmatites) and 1955 (Violet Pegmatites, now referred to as the Thompson Brothers Pegmatite). The pegmatites were renamed to acknowledge the contribution of the Thompson brothers who worked the Property early in its history.

5.1	Property History

Table 5-1, and 5-2 summarize the available results for historic drill holes. Figure 5-1 shows the location of all known historic drill holes.

1942:	SHERRITT GORDON MINES

Sherritt Gordon Mines explored part of the Property on the east side Wekusko Lake. In 1942, 20 drill holes totalling 632 m were cored testing one of 2 spodumene bearing pegmatite dykes (MMNR Assessment Report 92182). Both dykes were mapped and sampled (MMNR Assessment Report 92182).

1956:	CJ POWER

CJ Power explored several pegmatite dykes to the north of the TB pegmatites, with 5 drill hole program totalling 246 m and excavating trenches on several islands in Crowduck Bay. The holes intersected pegmatites, but no spodumene was noted in the drill logs and no assays were completed (Wendeborn, 1956; MMRD Assessment Report 90074).

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Thompson Brothers Lithium Project

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Thompson Brothers Lithium Project

Table 5-1 – Summary of Drill Results completed by Combine Developments Ltd., 1955 – 1956 (Dufresne, 2009)

Table 5-2 – Summary of Drill Results completed by Strider Resources Ltd., 1997 (Dufresne, 2009)

Figure 5-1 – Location Map of the Historic Drill Holes

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Thompson Brothers Lithium Project

1956:	MAGNETAWAN IRON MINES LIMITED

Magnetawan Iron Mines explored part of the Property for copper and nickel on the northeast shore of Crowduck Bay. The area was mapped, and ground magnetic and electromagnetic surveys were completed. Poor results were obtained. The program consisted of all 11 drill holes, totalling 1,381 m (McGill, 1956; MMNR Assessment Report 90071).

1956:	COMBINED DEVELOPMENTS LTD

Combined Developments explored part of the Property in 1956 (MMNR Assessment Reports 90098 and 90099). The Property was prospected and mapped. A 26 drill hole program was completed on the TB-1 pegmatite totalling 2,356 m (MMNR Assessment Report 90099).

1976-1987:	THOMPSON BROTHERS

For a period of over 10 years, the Thompson brothers explored the property. They completed trenching and sampling (MMNR Assessment Reports 99525 and 99905). In 1978, one their first drill hole was completed. Hole # 1 was drilled to a depth of 28.2 m. In 1979, hole # 1 was deepened to 58.6 m (MMNR Assessment Report 93360). In 1981, the Thompson brothers drilled a second drill hole. Hole # 2 was drilled to a depth of 61 m (Thompson, 1984; MMNR Assessment Report 70151).

1989:	LAKEFIELD RESEARCH

Lakefield Research metallurgical test work produced a spodumene concentrate from a sample taken from a trench on claim ADD 13. The assay head grade of the rock sample was 2.93% Li2O. The resulting concentrate was 5.19% Li2O (Dufrene, 2009, MMNR Assessment Report 93474).

1995-1997:	STRIDER RESOURCES INC.

In 1995 minor trenching and sampling of the TB-1 dyke was completed by Strider Resources Inc. In 1996 a 1,600 m by 400 m grid was cut on the Property with lines spaced at 50 m intervals. In 1997 a 3 drill hole program, totalling 930 m, was completed (Ziehlke, 1997; MMNR Assessment Report 73154). The work was financed by Carta Resources Ltd. of Vancouver. See Table 5-2 for results of the 1997 drilling program.

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Thompson Brothers Lithium Project

2007:	BLACK PEARL MINERALS

In December 2007, Black Pearl Minerals entered into an option agreement with Strider to earn 100 % interest in the Property. Black Pearl did not complete any field work on the project and in January 2009 they returned the Property to Strider Resources (Dufresne, 2009).

2009:	FORBES AND MANHATTAN INC

In March 2009 Forbes and Manhattan entered into an option agreement with Strider to earn 100 % interest in the Property. No work appears to have been done by Forbes beyond the preparation of a Technical Report (Dufresne, R., 2009).

2012:	BISON GOLD RESOURCES INC.

In the fall of 2012, Bison Gold collected 266 soil samples on the southwest side of Crowduck Bay. Although the results were poor, one sample yielded an anomalous Li value on trend from a known pegmatite occurrence located on the shore of Crowduck Bay (Benson, 2012: MMRD Assessment Report 63J12153).

2016:	ASHBURTON VENTURES INC / MANITOBA MINERALS PTY LTD.

In April 2016, Ashburton optioned the TBL Property from Strider and entered into an Option Financing agreement with Manitoba Minerals PTY Ltd.,(MMPL) a subsidiary of Nova Minerals. Parts of the TBL Property were prospected and an attempt was made to locate the historical drill holes. Nine surface samples of pegmatite were assayed (Dahrourge, 2016). In the fall of 2016, a program of prospecting and soil sampling was completed. In the winter of 2017, a 5 drill hole program totaling 1,007 m was completed on the TB-1 pegmatite. No report summarizing this work was completed; however, the data files (Dahrourge, 2017) are available and has been reviewed as part of this report. Quantum changed its name to Nova Minerals Inc. on December 15, 2017. Ashburton Ventures Inc. changed its name to Progressive Planet solutions Inc. on May 31, 2018

2018:	MANITOBA MINERALS PTY LTD/NOVA MINERALS INC

Manitoba Minerals Pty Ltd. carried out a 19 drill holes program totalling 3,798.34 m on the TBL property. The results of this work are summarized in an assessment report prepared by Schultz (2018). In March 2018, MMPL staked an additional 18 mineral claims (Block B, 3,319 ha) contiguous with the original TBL Property (Block A, 2,277 ha) (. These Block B claims have been transferred to Snow Lake (Crowduck) Ltd., a wholly owned subsidiary of SLR.

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Thompson Brothers Lithium Project

Dahrouge Geological from 2016 to 2017 on by half of Manitoba Minerals conducted 2 modest programs of prospecting, outcrop mapping, surface rock sampling (9 samples) and soil sampling (942 samples). Rock sampling results confirmed historical grades for the main pegmatite. Some historical trenches and drill holes were located on the property by Dahrouge.

Soil sampling conducted by BlackFly on behalf on Manitoba Minerals in 2018 did not yield any new exploration targets.

Metallurgical Test Work - The Saskatchewan Research Council (SRC) in 2018 completed a preliminary metallurgical testing program on the Thompson Brother Lithium Project (Xia, L. and Adeoye, A., 2018). The primary objective of the preliminary testing program was to produce a spodumene concentrate with +6.0% Li2O that would be sent to battery manufactures in Asia for tests work in the conversion to carbonates or hydroxide for battery production. Tests carried out during this preliminary testing program included preliminary flotation testing only and more extensive tests are in progress.

In May of 2018 Nova Minerals began the process of spinning out the Thompson Brothers Lithium by forming a New Canadian Company called Snow Lake Resources. Nova transferred all the Thompson Brother claims in the New Company and retained a 74% controlling share of the New Company.

2018:	SNOW LAKE RESOURCES

In late 2018 Nova Minerals initiated a process to reorganize their company and proceed to “spin-out” the lithium asset into a new company. The new company was called “Snow Lake Resources” and all the lithium assets were transfer in the new company. After that transaction was completed Manitoba Minerals PTY was closed down by Nova Minerals.

In July 2018, Nova Minerals Inc., on behalf of Snow Lake Resources, released an Inferred resource estimate of 6.3 Mt @ 1.38% Li2O at 0.6 Li2O cut off. The estimate was completed in accordance with the JORC Code, 2012 Edition when taking into consideration data density, deposit geometry, likely extensions and possible interpretation alternatives. This Mineral Resource estimate is not considered as a current estimate and has been superseded by the current Mineral Resource estimate.

5.2	Production

To date, there has been no production of the pegmatites in the region.

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Thompson Brothers Lithium Project

6.0	Geological Setting, Mineralization, and Deposit

6.1	Regional Geology

The TBL Project is geologically located in the Churchill geological province at the northeastern edge of the Flin Flon Volcanic Belt (Figure 6-1). The east-trending Flin Flon Volcanic Belt (1.92 – 1.88 Ga) is situated along the southern edge of the 140 km wide, 240 km long, east-trending Kisseynew Sedimentary Gneiss Belt. The Flin Flon Belt, when joined with contiguous volcanic rocks in Saskatchewan and with the northern Lynn Lake Volcanic Belt, is also interpreted as a part of the "circum-Kisseynew volcanic belt" (Ansdel et al., 1999). This is believed to be a large volcanic-flanked sedimentary basin feature (Bailes 1975, Sangster 1978). Located to the south of the Flin Flon belt are the flat-lying Paleozoic rocks of the Western Canada Sedimentary Basin.

Figure 6-1 - Regional Geology

6.2	Surficial Geology

The Project area is predominantly of a PreCambrian terrane with a glacially scoured irregular surface with high local relief. Glacial sediments present include glaciolacustrine sediments that are predominantly clay and silt with minor sand (Matile and Keller, 2006). Typical depth of 1-20 meters. The glaciolacustine sediments are derived from an offshore source of deep water from glacial Lake Agassiz. Organic deposits are found near stream and wetlands (Figure 6-2).

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Thompson Brothers Lithium Project

Figure 6-2 - Surficial Geology

6.3	Property Geology

The bedrock geology to the east of Wekusko Lake consists of several fault-bounded blocks of juvenile ocean floor, arc related volcanic rocks and fluvial–alluvial and turbiditic sedimentary rocks (Figure 6-3). The Western Missi Block is bounded by the Crowduck Bay fault to the east and the Herb Lake Fault the west and the strata are folded into a tight syncline. The Missi Group rocks (1.85-1.83 Ga), are dominantly sedimentary, but do contain rare, thin units of interbedded felsic volcanic rocks. The sedimentary rocks consist of polymictic conglomerates, greywackes and sandstones interpreted to have been deposited in an alluvial– fluvial environment. Across the Herb Lake Fault towards the southeast, the Herb Lake Block consists of a folded sequence of mafic to felsic volcanic rocks. Basalts dominate in the core of the fold, with basaltic andesites and andesites becoming more prevalent as the contact with the felsic volcanic rocks are approached. The Herb Lake Volcanic Assemblage is intruded by quartz porphyritic granites, which are themselves cut by the faults bounding the Herb Lake Block. To the northeast, the North Roberts Lake Block is characterized by mafic volcanic rocks (1.92-1.87) interpreted as ocean floor. Towards the west, across the Crowduck Bay Fault, the Central Wekusko Block consists of sedimentary strata dominated by turbidites of the Burntwood Group (1.85-1.84 Ga) and intruded by plutonic rocks.

The TBL Property is bisected by the by the regional Crowduck Bay Fault. The rocks on the eastern side of this fault consist of folded Missi Group sandstones (greywackes) and conglomerates, part of the Eastern Missi Block (Figures 6-4 and 6-5). To the west, across the fault, the Property is underlain by plutonic rocks intruding turbidites of the Burntwood Group, part of the Wekusko Lake Block.

To the east of Wekusko Lake there are 3 main clusters of spodumene-bearing pegmatite dykes know as the Thompson Brothers (TB), Sherritt Gordon (SG) and Zoro pegmatites. The TB and SG pegmatites are both located occur on the TBL property. The Zorro pegmatites are located about 4 km east of the TBL Property and are not part of the TBL Property. Commonalities in mineralogy, textures and form exist between all 3 dyke clusters; however they each occur in separate fault bounded crustal blocks, intrude different host lithologies and have different orientations. All 3 dyke clusters are interpreted to have been emplaced into fracture systems during the latest, regional, D5 structural event recognized in the area (Cerny et al., 1981).

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Thompson Brothers Lithium Project

Figure 6-3 - Property Geology

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Late Intrusive Rocks (<1.82 Ga)
Late intrusives
Missi Group (1.85 to 1.83 Ga)
M6c, M5d
Felsic volcanics and intrusives
Mafic to intermediate volcanics
M3a
Sandstone
M3f
Quartzofeldspathic gneiss
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Conglomerate and derived gneiss
Intrusive Rocks (1.88 to 1.83 Ga)
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Felsic to intermediate dykes
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Felsic to intermediate dykes
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Quartz diorite
P5b
Quartz diorite to diorite
Diorite
Wekusko Assemblage (1.88 to 1.85 Ga)
S3a
Rhyolite
Burntwood Group (1.85 to 1.84 Ga)
B1a, B1b
Graphitic greywacke / derived gneiss
Ocean Floor / Juvenile Arc (1.92-1.87 Ga)
Mafic vcolcanics
Fault
Abandonded mine
Lithium-enriched Pegmatite Dykes
Winter road accesses
Powerline
N
0
2.5
5
Kilometers
TB Pegmatites
SG Pegmatites
Wekusko
Lake
Property Geology Map
Thompson Brothers Lithium Project
Snow Lake, Manitoba
Drawn by:
KB
Approved by:
DRM
Date:
December, 2018
NTS: 63J5E13 (NAD83, Zone 14)
SNOW
LAKE RESOURCES

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Thompson Brothers Lithium Project

Figure 6-4 – Idealized Property Cross Section

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Thompson Brothers Lithium Project

Figure 6-5 – Stratigraphic Column (Cerny et. al., 1981)

<table>
<tr><th colspan="2">Layered sequence</th><th colspan="2">Intrusive rocks</th></tr>
<tr><td colspan="2" rowspan="2"></td><td>LATE TECTONIC</td><td>(W) pegmatitic granites, pegmatites<br>(U,V) Wekusko and Tramping Lake granites<br>(T) Stuart Lake plutonic complex<br>(S) Rex granite<br>(R) Lake granodiorite<br>(Q) plutonic diorite<br>(P) complex: gabbro</td></tr>
<tr><td>SYNTECTONIC</td><td>Crowduck Bay gneiss dome:<br>(O) diatexite to anatexite<br>(N) migmatitic paragneiss<br>(relative age uncertain)<br>(M) Crowduck Bay and Herb Bay gneissic quartz diorite<br>(L) Broad Bay granite-granodiorite</td></tr>
<tr><td>MISSI</td><td>(E) mixed dacitic-rhyodacitic fragmentals, brecciated flows<br>(D) basaltic to andesitic flows, subordinate rhyolite<br>(C) meta-arkose, metagreywacke, quartzite, metaconglomerate</td><td>SYNVOLCANIC</td><td>(K) felsic quartz and/or feldspar porphyry, partly extrusive<br>(J) biotite dacite, subporphyritic feldspar + biotite dacite, felsic biotite schist</td></tr>
<tr><td colspan="4">UNCONFORMITY</td></tr>
<tr><td>AMISK</td><td>(B) metabasalt flows and fragmentals, reworked tuffs<br>(A) metagreywacke, meta-argillite, metasiltstone, tuff</td><td colspan="2">STRATIGRAPHY OF THE WEKUSKO LAKE PEGMATITE FIELD</td></tr>
</table>

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Thompson Brothers Lithium Project

6.3.1	Structural Geology

Structural studies (Bailes, 1975) along the northern edge of the Flin Flon Volcanic Belt and the adjacent southern edge of the Kisseynew Sedimentary Gneiss Belt indicate that as many as 5 deformational events have affected rocks in the area.

The regional structural history of the Wekusko Lake area, as compiled from Bailes (1975), is as follows:

D1 - This event developed early isoclinal folds (F1), flattening minerals and fragments parallel to S1 schistosity. It has been suggested that this event formed recumbent nappe structures of Missi sediments that moved towards the south and were infolded into underlying Amisk sediments.

D2 - This event developed major north-northeast-trending folds (F2) with axes plunging shallowly to the north-northeast. These structures deform earlier D1 structures and have locally developed axial-planar schistosity.

D3 - This event developed east-trending open folds (F3) (well developed in the Kisseynew belt but poorly developed in the Wekusko Lake region). Emplacement of the Herblet Lake complex (of which the Crowduck Bay gneiss dome is a part) may be associated with this folding.

D4 - This event produced northeast-trending flexural folds (F4 ) in the Kisseynew rocks to the north (Bailes 1975, Moore and Froese 1972). It was shown in 1981 field work (Cerny et al., 1981) that they also occur south of the Kisseynew Belt, in the Flin Flon Volcanic Belt.

D5 - This event comprises late, north-northwest-trending fractures and faults that Bailes attributed to a stress system with a northwest-trending principal compression axis.

The major set of north-northwest-trending faults associated with the D5 structural events observed in the Kisseynew belt are not abundant in the Wekusko Lake area. Instead, brittle deformation consists of two major fauIt systems. One is a set of northeast-trending faults parallel or sub-parallel to the major F2 fold axis. This northeast fault system is offset by relative dextral movement, up to several hundred metres along an east-northeast-trending fault set. The majority of pegmatite dykes in the Crowduck Bay area occur in a northeast-trending orientation.

6.3.2	Mineralization

The Thompson Brothers (TB) and Sherritt Gordon (SG) spodumene bearing, lithium-enriched pegmatite dyke clusters occur on either side of the Crowduck Bay Fault. They are part of the Wekusko Lake Pegmatite Field. The dykes are all tabular in form (Schultz, 2018), but each cluster has a distinct orientation. Additional north-northeasterly trending pegmatite dykes have been mapped along the Crowduck Bay fault corridor towards the north.

The Thompson Brothers (TB) spodumene-bearing dykes are located on the east shore of Grass River linking Wekusko lake with Crowduck Bay. Here, three mineralized dykes, the TB-1, 2 and 3, intrude Missi Group pebble to cobble conglomerates and greywackes.

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The Thompson Brothers spodumene-bearing lithium rich dykes were drilled by Nova in 2017 and 2018 (Schultz 2018). The TB-1 dyke has been intersected by 24 recent drill holes. Dyke TB-1 strikes 040° and dips about 85° SE. The dyke ranges from 2.9 to 15.4 metres in true thickness, but averages about 7.7 metres. The dyke has been traced by drilling for 630 metres along strike. Dyke TB-1 has one drill intercepts at a vertical depth of about 350 metres, The mineralized dyke remains open to depth and along strike to the north and south.

Dyke TB-2 occurs to the north of TB-1 has been traced for about 400 m along strike. This dyke has not been located in surface outcrops. Based on limited drilling, dyke.

TB-2 is up to 2.8 metres thick and has an orientation that is interpreted to be sub parallel to dyke TB-1. Dyke TB-3 is located about 250 metres to the northwest of dykes TB-1 and 2. TB-3 has been traced for about 150 metres along strike. The TB-3 pegmatite is up to 2.0 m thick, strikes 040° and dips about 080° towards the northwest.

All the TB dykes are subparallel to the northeast-trending foliation and strata in general. Dyke TB-2 could represent the faulted northern extension of dyke TB-1 or an en-echelon dilutional structure. Dyke TB-2 remains open along strike to the north and to depth.

The Sherritt Gordon (SG) dykes intrude the outermost quart diorite phase of the compositionally zoned Rex Lake Pluton on the west side of the Grassy River narrows (Figure 6-6). Both dykes display some pinch and swell structures along strike, as well as slight changes in strike.

Figure 6-6 - Geology and Drill Hole Location Map, SG-1 and SG-2 Pegmatites

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Quartz Diorite
N
Late Intrusive Rocks (<1.82 Ga)
SG-1 and 2 Pegmatite dykes
Quartz diorite to diorite
Spodumene bearing outcrop
Grab sample outcrop
SG-1
SG-2
2.15% Li2O
60°
80°
3.78% Li2O
Grass River
Pegmatite Trend
0 50 100 200
Meters
Quartz Diorite
Claim Boundary
Grass River Narrows
SG Drill Hole Location Map
Thompson Brothers Lithium Project
Snow Lake, Manitoba
Drawn by: KB
Approved by: DRM
Date: 1-Dec-18
NTS: 63J/SE13 (NAD83, Zone 14)
SNOW LAKE RESOURCES

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Thompson Brothers Lithium Project

Dyke SG-1 has been traced for about 500 m, striking 1200 and dipping 800 SW. Dyke SG-1 ranges from 10 cm to 5 m in width and splits into 3 thinner subparallel dykes at its southeastern end. Dyke SG-1 is asymmetric, with the grain size increasing to the hanging-wall contact, and some accumulation of the spodumene, quartz and blocky K-feldspar along this contact.

Dyke SG-2 has been traced for almost 400 m, striking parallel to SG-1 at about 70 m towards the east. The dyke dips 500-700 SW and its width ranges between 1.5 cm and 4 m. Dyke SG-2 seems to be homogeneous in mineral distribution, and it shows only some coarsening of grain size inwards.

In 1942, the SG-1 pegmatite was drill tested by Sherritt Gordon Mines. Some 21 shallow drill holes were cored (632 m). Rather than reporting assays for lithium, results in the historical drill logs are reported in “Gravitational Determination Percent Spodumene” which are qualitative in nature and should not be relied upon. The historical drilling results yielded average estimated spodumene contents ranging from 7.22 – 31.9 % over widths ranging from 1.52 - 5.79 m. One 2018 reconnaissance grab sample from the SG-1 dyke graded 2.15 % Li2O.

The SG-1 pegmatite was drill tested to a depth of 50 m and remains open to depth.

The SG pegmatites are interpreted to have intruded sub-parallel late stage, en-echelon fractures that were subsequently deformed and locally displaced (Cerny et al., 1981). If both dykes continue to depth, they could merge or intersect at a depth of about 160 m.

A third outcropping pegmatite dyke was discovered in during field reconnaissance in 2018. The Grassy River pegmatite is located about 150 m south of the SG dykes. Here, three spodumene bearing outcrops were mapped over a 150 m strike length, trending east. One grab sample from the Grassy River dyke graded 3.78 % Li2O.

6.4	Deposit Types

The deposit type being sought after at the Thompson Brothers Lithium Project are lithium mineral bearing pegmatites or Lithium-Cesium-Tantalum(LCT). Lithium is extracted across the world generally from lithium rich brines or from hard rock-hosted lithium rich minerals such as lepidolite and spodumene as found in rare metal Pegmatites.

6.4.1	Deposit Models

LCT pegmatites evolve from late orogenic, peraluminous S-type granites. The resultant pegmatite fields are situated on the lower portions of relatively steep geothermal gradients (±40°-50°C/km.). The complex type pegmatites are commonly emplaced in low pressure/high temperature facies (upper greenschist to lower amphibolite) metamorphic terrains with emplacement generally at a depth of four to six kilometers (Cerny 1989).

The parental, fertile granite tends to be late stage and post-tectonic and post-dates the peak of regional metamorphism but this is dependent on emplacement factors. These pegmatitic granites are leucocratic and although commonly equi-granular, may be porphyritic. At depth, they are biotite bearing and grade upward or laterally into a two-mica granite or a muscovite granite which is capped by a coarse grained to pegmatitic, megacrystic K-feldspar, graphic leucogranite (Cerny and Meintzer 1988). This pegmatitic granite stage is an integral step in the formation of LCT pegmatites.

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Thompson Brothers Lithium Project

The pegmatitic melt forms within the parental, fertile granite through the process of magmatic differentiation. This melt collects in the upper portion of the fertile granite pluton, with the volatiles and other liquidus-depressing constituents such as H2O, F, Li, B and P increasing outward from the parental granite. These constituents, plus even small amounts of exsolved supercritical fluid, reduce the viscosity of the melt. The lower the liquidus temperature and the less viscous the melt, the more mobile the melt becomes and the further out it will migrate.

Melt migration occurs when there is sufficient internal pressure and the magma reservoir is tapped by a tectonic disturbance or structural event of the outermost solidified shell of the pegmatitic granite. Pegmatite groups form a regional zonation around the parental granite with the complexity of the pegmatites increasing away from the parental granite (Cerny 1991) (Figure 6-6).

Figure 6-6 - Regional Zoning Pattern in a Pegmatite District (Bradley et al., 2017, Cerny 1991)

EXPLANATION
Metasedimentary or metaigneous country rock
Granite
Pegmatitic granite
Pegmatite
Boundary between zones of rare-element enrichment
Fault
Limit of pegmatite halo around granite
Lithium, beryllium, tantalum, tin, (cesium, rubidium)
Lithium, beryllium, niobium greater than tantalum
Beryllium
Parental granite

Studies and field work carried out in 1988 for the Manitoba government (Cerny et al, 1988) using mineral fractionation studies on the mica and feldspars were not able to identify the source parent fertile pegmatite granite to the Wekusko Pegmatite Field. This would suggest that the pegmatite granite may be buried at depth beneath the outcrop cover.

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Thompson Brothers Lithium Project

Pegmatites can be divided into two types, the lithium-cesium-tantalum (LCT) type and the niobium-yttrium-fluorine (NYF) type. The Thompson Brothers Pegmatites and those in the Wekusko Pegmatite Field are considered LCT type pegmatites. Over the years, the LCT type pegmatites have been well studied because of their economic significance. These pegmatites have been an economic source of lithium, tantalum, tin, cesium and rubidium minerals with mica, quartz and feldspathic sand by-products. The LCT type of pegmatites can be subdivided and classified into classes based on mineralogy/chemistry and complexity (Table 6-1).

Table 6-1 - Classification of LCT Type Pegmatites (modified from Cerny 1991)

The Thompson Brothers Pegmatites (formally known as the Violet Pegmatites) are spodumene rich but do not have a complex zonation of mineralogical units or diverse minerology. Using the classification of Cerny (Table 6-1) it would be suggested that the pegmatite is an albite-spodumene type.

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Thompson Brothers Lithium Project

7.0	Exploration

7.1	Exploration

Snow Lake Resources has not conducted any field mapping, prospecting or soil sampling programs to date.

7.2	Drilling

Drill plan layout of the historic 1997, 2017 and 2018 drilling, a representative cross section, and Table of Significant Intersections are shown in Figures 7-1, 7-2 and Table 7-1.

Figure 7-1 - Geology and Drill Hole Location Map for the TB-1, 2 and 3 Pegmatites

454050
454300
454550
454800
6079250
6079000
6078750
6078500
6078250
Late Intrusive Rocks (<1.82 Ga)
TB-1, 2 and 3 Pegmatites
Missi Group (1.85 to 1.83 Ga)
Sandstone
Conglomerate and derived gneiss
Outcrop sample
Drill Hole
N
Crowduck Bay Fault
TB-1
TB-2
TB-3
Possible NE Extension of TB-1
Possible SW Extension
0.002
0.924
0.039
0.027
1.619
1.331
1.404
0.906
TBL-1
TBL-2
TBL-3
TBL-4
TBL-5
TBL-6
TBL-7
TBL-8
TBL-9
TBL-10
TBL-11
TBL-12
TBL-13
TBL-14
TBL-15
TBL-16
TBL-17
TBL-18
TBL-19
TBL-20
TBL-21
TBL-22
TBL-23
TBL-24
280
270
0
125
250
Meters
TB Drill Hole Location Map
Thompson Brothers Lithium Project
Snow Lake, Manitoba
Drawn by: K. Brogoitti
Approved by: D. Melling
Date: 8-Aug-18
NTS: 63JSE13 (NAD83, Zone 14)
SNOW LAKE RESOURCES

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Thompson Brothers Lithium Project

Figure 7-2 – Representative Cross Section TBL

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Thompson Brothers Lithium Project

Table 7-1 – List of Significant Intersection

7.3	Infill Sampling and Re-logging.

In 2019 a short program of re-logging and sampling was conducted by Snow Lake Resources. This programme was at the direction of Frank Hrdy for the purposes of infilling gaps in the geological database. This data was used as part of the resource estimate reported here.

Hole TB-001 to TB-006 were re-logged using the same protocol as TBL-007 to TBL-024. Focus of the re-logging was to make consistent naming convection for all rock types from hole TBL-001 to 024. Specific attention was given to lithotypes, structure, alteration, and mineralization. In addition, any un-sampled pegmatites in holes TBL-001 to 006 were then market out for cutting and processing.

As part of the sample stream, three different Standard Reference Material (OREAS 146, 147 and 148) were inserted each 1 in 20 samples. Also one Preparation Duplicate was taken each 1 in 20 samples. Coarse silica sand Blanks (OREAS) were inserted one in 40 samples to check on poor sample preparation and potential contamination.

Samples were then zipped tied in to individual sample bags, and in turn into rice sacks. Truck Transport then shipped these rice sacks to SRC Labs in Saskatoon for geochemical analysis.

7.4	Hydrogeology Data

Snow Lake Resource has not conducted any hydrogeology studies to date on the project

7.5	Geotechnical Data

Snow Lake Resources has not conducted any geotechnical studies to date on the project.

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Thompson Brothers Lithium Project

8.0	Sample Preparation, Analyses, and Security

8.1	Sampling Method and Approach

8.1.1	2019 “Re-Sampling” Program

This program was carried out by SLR on drill holes TBL-001 through to TBL-024 (all originally drilled by the SLR) to ensure intervals that assayed anomalous Li2O were sampled on both sides and in certain cases between anomalous intervals.

Sampling of mineralized core was done on a geological basis as determined by the logging geologist. The logging geologist was responsible for marking the sample intervals and drawing a cutting line down the core. The core boxes were photographed digitally before being sampled. The sampling interval was typically 1.0 m, with samples as short as 0.14 m and as long as 1.75 m (Table 8-1 and Figure 8-1).

Core was split with a diamond saw, with half placed in plastic sample bags and the remaining half placed back in the core box. For consistency, the same half of core was collected for each sample. Sampled intervals were marked with a red grease pencil and a metal tag with the sample ID number was stapled to the box at the start of each sampled interval. Another sample tag was placed in the sample bag which was sealed with a plastic bar lock tie and packaged in plastic woven rice bags for shipping. A third tag was kept with the geologist’s records. Core boxes were labeled with aluminium tags for long term storage.

Table 8-1 - Summary statistics for sampled drill core intervals in the database

TBL Database - Sampling Interval Statistics
Count	734
Minimum	0.07
Maximum	1.75
Range	1.68
Average	0.89
Standard Deviation	0.23
Median	1
Mode	1

Note: A sample interval from drill hole CAR-97-1 was not used as it has an interval range of 33.1m and this is because the samples were averaged.

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Thompson Brothers Lithium Project

Figure 8-1 - Histogram of sampled drill core interval widths

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Thompson Brothers Lithium Project

8.2	Drill Core

Drill core sample preparation (crushing, grinding, splitting and pulverizing) and analytical work for samples collected during the re-sampling program were completed by SRC Geoanalytical Laboratories, Saskatoon, Saskatchewan, Canada. SRC management systems operate in accordance with ISO/IEC 17025:2005, General Requirements for the Competence of Mineral Testing and Calibration Laboratories. SRC has a Certificate of Accreditation issued by the Standards Council of Canada. SRC is a commercial laboratory independent of SLR.

SRC employs standard industry procedures. Each core sample was crushed to better than 70% - 2 mm and a 1 kg split was pulverized to better than 85% passing 75 μm. All samples were analysed using SRC procedure code ICP1 using a four-acid digestion producing both total and partial digestions ICP analysis. Lithium results were reported in ppm elemental lithium and converted to Li2O using a 2.153 conversion factor. SRC uses Internal QA/QC procedures to monitor the accuracy and precision of their work. Technical aspects of the sample preparation procedures and analytical techniques including lower detection limits are given in Figures 8-2 and Table 8-2 below.

Core boxes sealed by wood screws were transported by a company pick-up truck from the drill to a secure core shack located in the Town of Snow Lake on a daily basis. Basic sample security and chain of custody procedures were followed. Samples were transported from the secure core shack to SRC Laboratory in Saskatoon by a company vehicle. At the time of writing all drill “non-intersection” core from the 2017 and 2018 programs are being stored in an unsecured area outside on Lot #17, Taylor Bay which is located approximately 11 km south of Snow Lake.

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Figure 8-2 – Technical Aspects of the Sample Preparation Procedures

SASKATCHEWAN RESEARCH COUNCIL

Method: Uranium multi-element exploration analysis by ICP-OES

Method Reference: ICP1

Method Summary:

Sample Preparation:

Rock samples were jaw crushed. A subsample was split out using a sample riffler. The subsample was pulverized using a puck and ring grinding mill. The pulp was transferred to a barcode labeled plastic snap top vial.

Partial Digestion:

An aliquot of pulp was digested in a digestion tube, in a mixture of HNO_3:HCl, in a hot water bath, and was then diluted with deionized water.

Total Digestion:

An aliquot of pulp was digested to dryness in a hot block digestion system using a mixture of concentrated HF:HNO_3:$HClO_4$. The residue was dissolved in diluted HNO_3.

Instrument Analysis:

Instruments in the analysis were calibrated using certified commercial solutions. The instruments used were PerkinElmer Optima 5300DV or Optima 8300DV.

Quality Control:

A quality control sample was prepared and analyzed with each batch of samples. One in every 40 samples was analyzed in duplicate. All quality control results must be within specified limits otherwise corrective action is taken.

Method Summary 3.7 ICP1
Effective Date: 26 June 2017
Distribution of this document is uncontrolled.
Page 1 of 2

Geoanalytical Laboratories
Saskatchewan Research Council | 125 – 15 Innovation Blvd | Saskatoon SK
306-933-8118 | Fax 306-933-5656 | geolab@src.sk.ca | www.src.sk.ca

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Thompson Brothers Lithium Project

Table 8-2 – Assay Detection Limits

Sandstones			Basement
Element		DL	Element		DL
Aluminum	Al2O3	0.01%	Aluminum	Al2O3	0.01%
Barium	Ba	1ppm	Barium	Ba	1ppm
Beryllium	Be	0.2ppm	Beryllium	Be	0.2ppm
Cadmium	Cd	0.2ppm	Cadmium	Cd	1ppm
Calcium	CaO	0.01%	Calcium	CaO	0.01%
Cerium	Ce	1ppm	Cerium	Ce	1ppm
Chromium	Cr	1ppm	Chromium	Cr	1ppm
Cobalt	Co	1ppm	Cobalt	Co	1ppm
Copper	Cu	1ppm	Copper	Cu	1ppm
Dysprosium	Dy	0.2ppm	Dysprosium	Dy	0.2ppm
Erbium	Er	0.2ppm	Erbium	Er	0.2ppm
Europium	Eu	0.2ppm	Europium	Eu	0.2ppm
Gadolinium	Gd	0.5ppm	Gadolinium	Gd	1ppm
Gallium	Ga	1ppm	Gallium	Ga	1ppm
Hafnium	Hf	0.5ppm	Hafnium	Hf	1ppm
Holmium	Ho	0.4ppm	Holmium	Ho	1ppm
Iron	Fe2O3	0.01%	Iron	Fe2O3	0.01%
Lanthanum	La	1ppm	Lanthanum	La	1ppm
Lead	Pb	1ppm	Lead	Pb	1ppm
Lithium	Li	1ppm	Lithium	Li	1ppm
Magnesium	MgO	0.002%	Magnesium	MgO	0.01%
Manganese	MnO	0.001%	Manganese	MnO	0.01%
Molybdenum	Mo	1ppm	Molybdenum	Mo	1ppm
Neodymium	Nd	1ppm	Neodymium	Nd	1ppm
Nickel	Ni	1ppm	Nickel	Ni	1ppm
Niobium	Nb	1ppm	Niobium	Nb	1ppm
Phosphorous	P2O5	0.002%	Phosphorous	P2O5	0.01%
Potassium	K2O	0.002%	Potassium	K2O	0.01%
Praseodymium	Pr	1ppm	Praseodymium	Pr	1ppm
Samarium	Sm	0.5ppm	Samarium	Sm	1ppm
Scandium	Sc	1ppm	Scandium	Sc	1ppm

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Thompson Brothers Lithium Project

Sandstones			Basement
Element		DL	Element		DL
Silver	Ag	0.2ppm	Silver	Ag	0.2ppm
Sodium	Na2O	0.01%	Sodium	Na2O	0.01%
Strontium	Sr	1ppm	Strontium	Sr	1ppm
Tantalum	Ta	1ppm	Tantalum	Ta	1ppm
Terbium	Tb	0.3ppm	Terbium	Tb	1ppm
Thorium	Th	1ppm	Thorium	Th	1ppm
Tin	Sn	1ppm	Tin	Sn	1ppm
Titanium	TiO2	0.002%	Titanium	TiO2	0.01%
Tungsten	W	1ppm	Tungsten	W	1ppm
Uranium	U	2ppm	Uranium	U	2ppm
Vanadium	V	1ppm	Vanadium	V	1ppm
Ytterbium	Yb	0.1ppm	Ytterbium	Yb	0.1ppm
Yttrium	Y	1ppm	Yttrium	Y	1ppm
Zinc	Zn	1ppm	Zinc	Zn	1ppm
Zirconium	Zr	1ppm	Zirconium	Zr	1ppm

Partial Digestion
Arsenic	As	0.2ppm	Arsenic	As	1ppm
Antimony	Sb	0.2ppm	Antimony	Sb	1ppm
Bismuth	Bi	0.2ppm	Bismuth	Bi	1ppm
Cobalt	Co	0.1ppm	Cobalt	Co	1ppm
Copper	Cu	0.1ppm	Copper	Cu	1ppm
Germanium	Ge	0.2ppm	Germanium	Ge	1ppm
Mercury	Hg	0.2ppm	Mercury	Hg	1ppm
Molybdenum	Mo	0.1ppm	Molybdenum	Mo	1ppm
Nickel	Ni	0.1ppm	Nickel	Ni	1ppm
Lead	Pb	0.02ppm	Lead	Pb	1ppm
Selenium	Se	0.2ppm	Selenium	Se	1ppm
Silver	Ag	0.1ppm	Silver	Ag	0.2ppm
Tellurium	Te	0.2ppm	Tellurium	Te	1ppm
Uranium	U	0.5ppm	Uranium	U	1ppm
Vanadium	V	0.1ppm	Vanadium	V	1ppm
Zinc	Zn	0.1ppm	Zinc	Zn	1ppm

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Thompson Brothers Lithium Project

8.3	Bulk Density Determinations

Bulk density determinations of mineralized pegmatite cores were made on a regular basis between February 1, 2018 and March 18, 2018 during both drill programs completed by Manitoba Minerals and Nova Minerals. Sections of core were trimmed perpendicular to the core axis and the average length and diameter of each measured using calipers. Each core sample was then weighed. These data were used to calculate the bulk density. An average bulk density of 2.70 t/m3 is estimated for the mineralized pegmatite based on 48 individual measurements. Descriptive statistics and a scatter plot of the bulk density determinations are given in Table 8-3 and Figure 8-3.

Table 8-3 - Summary Statistics of Bulk Density Measurements

TB-1 Pegmatite Bulk Density Statistics
Count	48
Mean	2.70
Minimum	2.59
Maximum	2.83
Range	0.24
Standard Deviation	0.06
Median	2.71
Mode	2.76

Figure 8-3 - Scatter Plot of Bulk Density Measurements

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Thompson Brothers Lithium Project

8.4	Quality Assurance and Quality Control

Quality assurance (QA) is a proactive approach to ensuring that the chemical analyses of drill core samples are precise and accurate within generally accepted limits. In general, QA/QC programs are designed to prevent and detect contamination and allow analytical precision and accuracy to be quantified. In addition, a QA/QC program can disclose the overall sampling–assaying variability of the sampling method itself.

QA systems and procedures occur before a batch of samples is sent to the laboratory for analysis. Typically, QA involves the insertion of “check” samples including: blanks, Certified References Standards and duplicate samples. In contrast, QC is a reactive process of analysing the data returned from the lab. This is crucial for determining the quality of data and for revealing any deviations from the norm. Assaying accuracy is assessed by a review of assays of certified reference material (CRM), and by check assaying at outside accredited laboratories.

The 2017 drilling program was managed by Dahrouge Geological Consulting Ltd. and the 2018 winter drilling program was managed by Dale Schultz, P.Geo. of DjS Consulting. Core handling, logging, sampling, shipping, assaying, security protocols were not available from the 2017 program at the time of writing this Report but an additional re-logging and sampling program which included appropriate QA/QC protocols of both the 2017 and 2018 core was conducted during August of 2019. In addition, all samples that were analyzed by Actlabs from the 2017 drill program were re-assayed by SRC.

The QA/QC protocol consists of the regular insertion of blanks, reject duplicates, and Certified Reference Standards within each 20-sample batch. Drill core samples from the TBL Project were sent to the SRC Laboratories in Saskatoon, Saskatchewan for preparation and analysis and the duplicates and check samples were sent to SGS Laboratories located in Lakefield, Ontario. Industry standard best practices were followed during both programs.

The core boxes were inventoried, and meterage blocks verified, core recoveries and RQD were estimated and bulk density measurements taken. The drill cores were logged and relevant data on lithologies, mineralogy, and structures were documented, and sampling intervals designated. An experienced logging geologist and technician followed standard core logging, cutting and sampling protocols

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Thompson Brothers Lithium Project

8.4.1	Blanks

Commercially sourced Certified Reference Blanks (OREAS silica rock) were inserted into the sample stream for samples collected during the 2017 and 2018 drilling programs at SRC during analysis, at a frequency of 1 to 20, to test for cross-contamination during sample preparation and assaying, and to identify potential sample numbering errors. Of the 14 blanks analysed, 3 reported slightly elevated concentrations of Li2O (Figure 8-4). These elevated Li2O concentrations, are likely a result of cross-contamination, though its overall effects appear to be negligible. A lithium analysis would be considered a failure if the result is 10 times higher than the lower detection limit or 0.05 Li20%. Only one sample yielded a lithium analysis equal to that threshold value. In the Author’s opinion, the results of the blanks are acceptable and support the use of the analytical results for continued interpretation, evaluation, and for this Resource Estimate.

Figure 8-4 - Scatter Plot of Inserted Blanks

8.4.2	Certified Reference Materials (Standards)

Certified Reference Materials (CRMs) are used to monitor analytical accuracy and to identify potential problems with specific batches of samples. Three CRMs (OREAS 147, 148 and 140) were inserted into the sample stream at a frequency of 1 to 20. The CRM analyses from the SRC laboratory show good accuracy and precision for Li2O determinations for all three standards (Table 8-4, Figures 8-5, 8-6, and 8-7).

Table 8-4 - Analytical Results from Certified Reference Standards

Standard	#	Expected Li20		Actual Li20		% of Expected	3 X Std. Dev	Lower Limit	Upper Limit	Lab QC Failures
		Average	Std. Dev.	Average	Std. Dev.
OREAS 147	10	0.488	0.023	0.486	0.010	99.5	0.031	0.392	0.579	0
OREAS 148	10	1.03	0.023	1.064	0.006	103.3	0.017	1.014	1.115	0
OREAS 149	9	2.21	0.064	2.180	0.039	98.6	0.117	1.830	2.529	0

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Thompson Brothers Lithium Project

Figure 8-5 - Scatter Plot of Certified Reference Standard OREAS 147

Certified Reference Std OREAS 147 (0.488 Li2O %)
0.525
0.500
0.475
0.450
0.425
SRC146675
SRC146626
SRC146746
SRC146505
SRC146586
SRC146986
SRC104535
SRC146795
SRC146915
SRC146866
OREAS147
Mean
+3STD
-3STD

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Thompson Brothers Lithium Project

Figure 8-6 - Scatter Plot of Certified Reference Standard OREAS 148

Certified Reference Std OREAS 148 (1.03 Li2O %)
1.090
1.080
1.070
1.060
1.050
1.040
SRC14666
SRC14715
SRC14546
SRC14595
SRC14955
SRC104575
SRC104526
SRC146835
SRC146786
SRC146906
OREAS 148
Mean
+3STD
-3STD

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Thompson Brothers Lithium Project

Figure 8-7 - Scatter Plot of Certified Reference Standard OREAS 149

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Thompson Brothers Lithium Project

8.4.3	SRC Internal Duplicates

Duplicate samples are used to monitor and assess grade variability as a function of both sample homogeneity and laboratory error. A total of 28 reject duplicates were submitted for duplicate analyses during 2017 and 2018 based on a sampling frequency of 1 to 20. The sample data display high correlation coefficient and virtually identical means (Figure 8-8, Table 8-5). In the Author’s opinion the duplicate reject samples results indicate that the SRC Lab is achieving good analytical precision.

Table 8-5 - Summary Statistics for SRC Reject Duplicate Analysis

Item	Original	Duplicate
Count	28	28
Mean	0.566	0.563
Minimum	0.003	0.003
Maximum	1.914	1.910
Standard Error	0.132	0.132
Median	0.126	0.128
Sample Variance	0.490	0.484
Standard Deviation	0.700	0.696
Correlation Coefficient	0.9996

Figure 8-8 – SRC Reject Duplicate Analysis and Scatter Plot Grade Comparison

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Thompson Brothers Lithium Project

8.4.4	Duplicates SRC vs SGS

Twenty nine (29) duplicate samples in the form of pulps and rejects were sent by SRC Geoanalytical Laboratories to SGS Laboratories as a QA check. The correlation co-efficient between the data sets is 0.9951 based (Figure 8-9). The median SRC grade is 1.21 % Li2O vs the median grade of SGS of 1.26 % Li2O, a relative grade difference of 0.05 % Li2O with the SRC results being lower on average.

Figure 8-9 - SRC vs SGS Duplicate Analysis and Scatter Plot Grade Comparison

8.4.5	Comparison of 2017 vs 2018 Reject Re-Analysis: SRC vs Actlabs

All of the core rejects for the mineralized intersections from drill holes TB 1-5 were re-analysed by SRC Geoanalytical Laboratories in February, 2018  using the same analytical methods as the 2018 drilling program. The correlation co-efficient between the data sets is 0.9311 based on 65 samples (Figure 8-10). The median SRC grade is 1.47 % Li2O vs the median Actlabs grade of 1.53 % Li2O, a relative grade difference of 0.06 % Li2O with the SRC results being lower on average. A comparison of the SRC and Actlabs reject re-analyses data for the mineralized intersections for drill holes TBL 1-5 is given in Table 8-6. The more conservative SRC analytical data set was used for this Resource Estimation.

Table 8-6 - Comparison by Mineralized Drill Hole Intersections: SRC vs Actlabs

Drill Hole ID	Drill Intercept - Spodumene Bearing Pegmatite Dyke			SRC Li2O (%)	Actlabs (Li2O%)	Relative Grade Difference (%)
	From (m)	To (m)	Width (m)
TBL-01	35.38	45.50	10.12	1.33	1.41	-5%
TBL-02	19.00	24.43	5.43	1.42	1.55	-8%
TBL-03	160.42	181.50	21.08	1.57	1.74	-10%
TBL-04	33.48	54.63	21.15	1.48	1.63	-9%
TBL-05	139.59	144.50	4.91	1.25	1.27	-2%

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Thompson Brothers Lithium Project

Figure 8-10 - Correlation Plot of Duplicates: SRC vs Actlabs

It is Canmine’s opinion that adequate sample preparation, security, and analytical procedures were taken.

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Thompson Brothers Lithium Project

9.0	Data Verification

As part of the data verification process, Canmine examined results of the QA/QC protocols used by Nova (SLR) and the analytical laboratories during the 2017 and 2018 drilling programs.

The historical drilling (1942 – 1997) on the TBL Property could not be validated; hole locations were not surveyed, assay certificates are not available, the logging records are incomplete, and no QA/QC data is available. Although useful for geological purposes, in the Author’s opinion, the historical drilling data would not be suitable for inclusion in this resource estimates completed in accordance with S-K 1300.

9.1	Site Visit

The Canmine QP, visited the site two times with Dale Schultz, Nova’s project manager at the time, between March 16 and 17, 2019 and between October 8 and 12, 2019. The Authors personally discussed the core handling, logging and geotechnical work with the Geologist that was in charge of this work and had him lay-out example core. This Geologist was then in charge of conducting a follow-up logging and sampling program that ensured intervals that had mineralization were sampled at and beyond the contacts. Additional logging and sampling was conducted on core drilled that was processed by the previous consulting company that managed the previous drill program (2017). Frank Hrdy P.Geo. re-visited the core shack after this program was completed (October, 2019) and briefly inspected samples of the work. Frank Hrdy P.Geo. was also there when significant samples were collected and shipped for metallurgical analysis and when the remaining core was moved to the new storage site. Frank Hrdy P.Geo. also conducted a DGPS survey of many of the drill holes but could not locate all of them as some were drilled on frozen ground in the winter and were under deeper water during Mr. Hrdy’s site visit. Mr. Hrdy also visited the SGS Laboratory in Saskatoon and had a tour of the facility on March 19, 2019.

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9.2	Database Verification

The TBL Project database was compiled in tandem with the preparation of this TRS. It is well structured and complete. The personnel in the core shack also maintained a digital library of all hand-written source data sheets (drill logs, core inventory, RQDs, sampling sheets, bulk density). The Author performed a random audit of the assay certificates versus digital analytical data for drill holes TBL-4 and TBL-24 and found no errors.

In the Author’s opinion, recent drill holes TBL 1 – 28, completed since 2017, are suitable for this Resource estimate. Industry best practices have been followed, the data sets are current.

9.3	Comments on Section 9

Two drill programs occurred on the TBL Project since 2017 and 3 analytical laboratories  were used (SRC, SGS and Actlabs). This “Data Verification” study shows that all the data used in the database for this Resource Estimate is from SGS and between the 3 laboratories the analytical results from SGS were the most conservative, albeit in a very minor way.

Note: All three analytical laboratories (SRC, SGS and Actlabs) are independed and are ISO Certified.

●	SRC - Geoanalytical Lab ISO 17025-2005 Certificate | SRC

●	SGS - GEOCHEMISTRY: SGS testing certified ISO/IEC 17025

●	Actlabs - Accreditation to international standards, with either ISO 17025 for specific registered tests or certification to ISO 9001:2008

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Thompson Brothers Lithium Project

10.0	Mineral Processing and Metallurgical Testing

While some preliminary metallurgical testing has been carried out by prior owners of the property, Snow Lake Resources has not completed any metallurgical testing programs. Metallurgical testing programs are currently in progress.

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Thompson Brothers Lithium Project

11.0	Mineral Resource Estimates

The updated Indicated Resource estimate dated June 9, 2021 for the Thompson Brothers Lithium Project is 9,082,600 tonnes grading 1.00% Li2O and the Inferred Resource is 1,967,900 tonnes grading 0.98% Li2O (Table 11-1 and Figures 11-1, 11-2, and 11-3 represent both Indicated and Inferred grade distribution). Figure 11-4 represent the surface and underground orientation and extents of the Resource Estimate and it’s grade distribution and Figure 11-5 shows the extents of the grade shell that was used to constrain the Resource Estimate. Figures 11-6 and 11-7 show the local and more regional location of this deposit. Mineral Resources have been classified in accordance with the definitions for Mineral Resources in S-K 1300.

Table 11-1 - Resource Estimate for the Thompson Brothers Lithium Project as at June 9, 2021

Cut-Off 0.3 Li2O%	Tonnes (t)	Grade Li2O%	Li2O tonnes
Indicated	9,082,600	1.00	91,200
Inferred	1,967,900	0.98	19,300

Table of Various Cut-Off Grades

Cut-off Li2O %	Measured		Indicated		M+I	Inferred
	Tonnes	Grade Li2O%	Tonnes	Grade Li2O%	Li2O Tonnes	Tonnes	Grade Li2O%	Li2O Tonnes
0.0	0	0.00	10,094,112	0.92	92,462	2,308,111	0.86	19,804
0.1	0	0.00	9,510,890	0.97	91,970	2,153,153	0.91	19,658
0.2	0	0.00	9,239,530	0.99	91,564	2,098,548	0.93	19,579
0.3	0	0.00	9,082,649	1.00	91,190	1,967,911	0.98	19,266
0.4	0	0.00	8,938,015	1.01	90,631	1,935,792	0.99	19,145
0.5	0	0.00	7,933,118	1.09	86,233	1,657,195	1.08	17,914
0.6	0	0.00	7,863,242	1.09	85,867	1,636,459	1.09	17,805
0.7	0	0.00	7,305,293	1.12	82,111	1,586,693	1.10	17,485

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Note 1: CIM Definition Standards (2014) for a Mineral Resource as a “concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality that there are reasonable prospect for eventual economic extraction”. In this case a 0.30% Li2O cut-off grade was used to estimate the Resource as that is the reasonable grade necessary to cover estimated production costs as per the following criteria:

Li2O at 6% Price	$US 600.00
Mining Cost/tonne	$US 20.00
Processing Cost/tonne	$US 32.00
Process Recovery	80%
Transportation Cost/tonne	$US 88.00 of 6% Li2O Concentrate

Note 2: This Mineral Resource is exclusive of a mineral reserve.

Note 3:

1. Site Infrastructure: Access to power on site will not be a problem,

2. Mine Design: An underground bulk mining method is proposed,

3. Processing Plant: Setting up a processing plant on site should not be a problem,

4. Environmental Compliance and permitting: An environmental baseline study needs to be completed before this can be answered,

5. No other potential complications are known at this time.

Figure 11-1 – Long Section View of Grade Distribution of Ind. & Inf. Resource

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Figure 11-2 - Long Section of Grade Distribution of Indicated Resource

Figure 11-3 - Plan View of Topography (Coloured = Block Model at Surface)

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Figure 11-4 - Oblique View of Topography with Grade Distribution (below topo)

Figure 11-5 - Oblique View with Drill Holes and Grade Shell

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Figure 11-6 - Bing Maps Plan Regional View of the Thompson Brothers Lithium Project

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Figure 11-7 - Bing Maps Plan Site View of the Thompson Brothers Lithium Project

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11.1	Estimation Method

As of 2021 the total exploration drill holes completed on the property since 1942 is 75 drill holes (8,842.6 m). However, all holes drill prior to 2017 were not located so they could not be used for this study. The total number of meters drilled during the 2017/2018 program was 4804.92m from 24 holes with a maximum depth of 371m. All of these holes were core holes providing NQ sized core. Holes were drilled at varying angles to allow multiple intersections and multiple holes to be drilled from single drill locations to minimise earthworks and clearing.

There are a total of 20 drill holes that intersect the grade shell, 19 of which represent the current Resource Estimate.

The entire Resource Estimation disclosed in Table 11-1 was constrained by a three-dimensional grade shell that was used to better constrain the higher grade lithium mineralization. Block size is 2 x 2 x 2 meters and grade estimation was carried out by the inverse distance squared method (ID2) using 2.0 meter down-hole composite samples. No upper grade cap was used and a lower cut grade of 0.30% Li2O was used for all resource classes. Blocks were estimated using a search ellipse at an orientation of 040 degrees, -55 degrees plunge, and 0 degree dip and with a search ellipse major/semi-major ratio 1.5, major-minor ratio 1.5. Maximum search distance of 130 meters for Indicated and 200 meters for Inferred class categories. Tonnages were calculated using an average specific gravity of 2.70 g/cm3. 183 composite samples (each approximately 2.0 meters in length) were used for the Resource Estimate. In order to be included in the estimate, a block was required to have a minimum of 2 and a maximum of 15 composite samples within the given search radius. Surpac version 6.4.1 was the software used to create the geological model and to estimate the Resource.

11.2	Density

The Thompson Brothers Lithium Project Resource Estimate used a density of 2.70 g/cm3 weighted average. This is the weighted average of Spodumene bearing Pegmatites that were tested for density. This value was obtained from 26 specific gravity measurements (from a total of 37 Pegmatite samples) which show a slightly lower density then Pegmatites that were not observed to host Spodumene.

11.2.1	Cut-Off Grade

To satisfy the S-K 1300 requirement that a Mineral Resource show “reasonable prospects for economic extraction”, a 0.30% Li2O cut-off grade was used to estimate the resource as that is a reasonable grade necessary to cover estimated production costs as per the following criteria (Costs and Prices in US$):

6% Li2O Concentrate Price	$600 / per tonne
Mining Cost/tonne	$20
Extraction Recovery	80%
Processing Cost/ tonne	$32 – to 6% Li2O
Concentrate Haulage/tonne	$88

11.2.2	Grade Capping

In order to evaluate whether cutting of the higher-grade samples was appropriate, a decile analysis was performed on the samples. This is a quick study of the metal distribution as related to the assay frequency distribution using raw assay data multiplied by sample length. Cutting of high assays should be seriously considered if the top decile has more than 40% of the metal. To determine a capping grade using the Decile method, the highest value of the top percentile containing less than 10% of the metal is often selected.

Decile analysis of the data indicate that the capping of high grade values is not warranted (Figure 11-8).

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Figure 11-8 - Decile Plot and Accompanying Table of Values

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Decile	No. of Samples	g/t or %			Contained Metal
		Average	Min	Max	Content /m	% Total
0- 10	32	1.326	0.102	2.411	49.77	16.91%
10- 20	32	1.498	1.040	2.149	47.90	16.27%
20- 30	32	0.743	0.022	2.095	22.69	7.71%
30- 40	32	0.598	0.017	2.002	17.52	5.95%
40- 50	32	1.214	0.030	2.063	38.63	13.13%
50- 60	32	1.050	0.025	1.940	33.01	11.22%
60- 70	32	0.914	0.028	1.914	28.58	9.71%
70- 80	32	0.601	0.024	2.993	18.96	6.44%
80- 90	32	1.053	0.030	1.821	33.49	11.38%
90-100	29	1.252	0.029	2.433	3.76	1.28%

90- 91	3	0.071	0.040	0.098	0.23	0.08%
91- 92	3	1.125	0.603	1.701	3.37	1.15%
92- 93	3	1.182	0.874	1.387	0.00	0.00%
93- 94	3	2.018	1.796	2.433	0.00	0.00%
94- 95	3	1.694	1.324	2.067	0.00	0.00%
95- 96	3	1.612	1.494	1.821	0.00	0.00%
96- 97	3	1.861	1.681	2.108	0.00	0.00%
97- 98	3	1.636	1.389	1.763	0.00	0.00%
98- 99	3	0.781	0.029	1.593	0.00	0.00%
99-100	1	0.224	0.224	0.224	0.00	0.00%
Total	317	0.02	2.99	1.02	294.30	100.00%

11.2.3	Block Model Parameters

A description of the block model origin and extents is provided in Table 11-2.

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Table 11-2 - Block Model Parameters for the Thompson Brothers Lithium Project

Block Model Geometry
Min Coordinates	Y: 6078500	X: 453500	Z: -400
Max Coordinates	Y: 6080000	X: 454500	Z: 400
User block Size	Y: 2	X: 2	Z: 2
Rotation	Bearing: 40	Dip: 0	Plunge: 0

11.2.4	Interpolation and Search Factors

All existing drill hole information was used to create 2 m downhole drill assay composites. Block model size was selected to best match mineralized zone continuity and the size of mining equipment that is expected to be used. Larger block size also reduces grade variability so that potentially more accurate grade estimating and control will occur during production.

Geological Modelling and Resource Estimation Software Surpac Version 6.4.1 was used for this resource estimation.

Interpolation Method = Inverse Distance Squared, Interpolation Block Size = 2 m x 2 m x 2 m, Cap Grade = Non. A visual representation of the Search Ellipse was plotted and visualized to ensure that it logically followed strike, dip and plunge of the Lithium mineralization. The following are search parameters used for the interpolations.

Indicated Resource Estimate Search

Max Search Distance of Major Axis:	130 m
Max Vertical Search Distance:	130 m
Max Number of Informing Samples:	2
Min Number of Informing Samples:	15
Rotation Convention:	Surpac ZXY LRL
Angles of Rotation:	First Axis = 40.00
	Second Axis = -55.00
	Third Axis = 0.00

Anisotropy Factors:	Semi-Major axis	1.50
	Minor axis	1.50

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Inferred Resource Estimate

Max Search Distance of Major Axis:	200 m
Max Vertical Search Distance:	200 m
Max Number of Informing Samples:	2
Min Number of Informing Samples:	15
Rotation Convention:	Surpac ZXY LRL
Angles of Rotation:	First Axis = 40.00
	Second Axis = -55.00
	Third Axis = 0.00
Anisotropy Factors:	Semi-Major axis	1.50
	Minor axis	1.50

Variography Study

For this Resource Estimate a variography study was conducted to determine what search factors were to be used but all searches were confined to a grade shell which constrained the search significantly to a geological interpretation. The following are the results from this study:

Search Ellipse Parameters

Experimental Variogram Parameters: Max Distance: 200 m, Azimuth: 040 degrees, Variogram Plunge: 55 degrees, Spread Angle: 22.5 degrees, Spread Limit: None, Statistics: 14,103 samples, Mean: 0.513481, Variance: 8.953493, Standard Deviation: 2.992239.

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Variogram Results: Model Type: Spherical, Structure 1: Sill = 1.097, Range = 145 m (Figures 11-9 and 11-10).

Figure 11-9 – Long Section View of the Search Ellipse Orientation

Figure 11-10 - Variogram Model

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11.3	Classification

Definitions for resource categories used in this report are those defined by SEC in S-K 1300. Mineral Resources are classified into Measured, Indicated, and Inferred categories.

Measured Mineral Resource

“Measured mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit.”

Indicated Mineral Resource

“Indicated mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.”

Inferred Mineral Resource

“Inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability.”

Due to the lack of closely spaced sampling along strike, grade continuity has not been sufficiently established to assign any of this resource to a measured category.

The resource was classified based on the density of sample data and distance to the closest composites. Blocks estimated on the first pass using an anisotropic search ellipse with long axis up to 130 m and that occur within the grade shell were classified as indicated. All other estimated blocks between 130 m and 200 m and that lie within the constraints of the grade shell were assigned to the inferred category.

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11.4	Factors That May Affect the Mineral Resource Estimate

The resource estimate is based on information and sampling gathered through appropriate techniques from diamond drill core holes. The estimate was prepared using industry standard techniques and has been validated for bias and acceptable grade-tonnage characteristics.

Areas of uncertainty that may materially impact the Mineral Resource Estimate include:

Indicated Resource (all prices in $US)

1.	Commodity price assumptions: This Estimate uses a spodumene 6% Li2O price of $600 per tonne. “Fastmarkets” latest assessment for spodumene 6% Li2O minimum, cif China was $620-700 per tonne on March 31, 2021. Macquarie Bank also post a “bullish scenario would push spodumene prices above $720 a tonne. If the price of spodument 6% Li2O goes below $475 per tonne then the operating costs would not cover the value even at a 0.7% Li2O cut off grade.

2.	Mining cost assumptions: This estimated mining cost of $20 per tonne is based on an underground bulk mining method that Canmine has investigated and has direct experience with. If the mining cost per tonne were to increase to approximately $40 per tonne then the operating costs would not cover the value even at a 0.7% Li2O cut off grade.

3.	Processing cost assumptions: This estimated processing cost of $32 per tonne is based on an internal review and if this were to increase to approximately $50 per tonne then the operating cost would not cover the value even at a 0.7% Li2O cut off grade.

4.	Metal extraction recovery assumptions: The estimated extraction recovery is 80% based on an internal review. If this recovery were to decrease to 65% then the operating cost would not cover the value even at a 0.7% Li2O cut off grade.

5.	Concentrate transport cost assumptions: The concentrate transportation cost is based on an internal review of trucking the concentrate to the nearest train tracks (approximately 65 km) and then transporting it via rail to Churchill, Manitoba (approximately 600 km) which has a shipping port facility. This shipping cost per tonne should not change in any significant way that would impact this estimate in a detrimental way.

Inferred Resource

Reasonable expectation that the majority of this Resource is upgradable to the Indicated category: There is a very good indication that this category can be upgraded to “Indicated” with more drilling.

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Qualitative assessment of relevant technical and economic factors likely to influence the prospect of economic extraction include:

1.	Site infrastructure: The location of this project is in the general vicinity of a former mining area and is close to the small community of Herb Lake, Manitoba. There is good road access to this community and power is currently available and can be easily expanded. There is no known reason why a mine infrastructure could not be built here as long as all environmental and permitting directives are followed.

2.	Mine design and planning: An underground mining scenario is currently envisioned for this project and there is potential for some open pit mining methods. There is no known reason why a mine infrastructure could not be built here as long as all environmental and permitting directives are followed.

3.	Processing plant: There is no known reason why a processing plant could not be built here as long as all environmental and permitting directives are followed.

4.	Environmental compliance and permitting: Before any construction work can be initiated an Environmental Baseline study needs to be completed and then reviewed by the appropriate authorities to establish permitting requirements for construction, operations and closure.

5.	Socio-Economic: As this is a former mining area and is close to the mining community of Snow Lake, Manitoba no Socio-Economic are anticipated. However, community relations will need to be initiated to ensure all community concerns are addressed.

6.	Marketing: There is a good opportunity to form contractual sales agreements for a longer term sale and price of the final product at a significantly higher price then the average market price.

7.	Political: This is a mining area that relies on mining for it’s survival so there are no anticipated concerns with the local, regional and provincial authorities.

8.	Legal and/or Title: Canmine is not aware of any known legal or title issues that would materially affect the Mineral Resource Estimate.

11.5	Comment on Section 11

The QP has estimated and classified the Mineral Resources in a manner consistent with S-K 1300. The risks of the Mineral Resources are presented in Section 11.4.

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12.0	Mineral Reserves Estimates

This section is not applicable.

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13.0	Mining Methods

This section is not applicable.

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14.0	Processing and Recovery Methods

This section is not applicable.

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15.0	Infrastructure

This section is not applicable.

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16.0	Market Studies

This section is not applicable.

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17.0	Environmental Studies, Permitting, and Plans, Negotiations, or Agreements with Local Individuals or Groups

This section is not applicable.

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18.0	Capital and Operating Costs

This section is not applicable.

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19.0	Economic Analysis

This section is not applicable.

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20.0	Adjacent Properties

Canmine and Nuterra are not aware of any relevant work on properties immediately adjacent to the TBL Property other than the Zoro pegmatite swarm approximately 5 km to the east of the TBL pegmatite cluster. The Zoro property hosts a swarm of 8 spodumene bearing pegmatite dykes. Dyke 1 contains an Inferred Resource of 1,074,567 tonnes grading 0.91% Li2O, 182 ppm Be, 198 ppm Cs, 51 ppm, Ga, 1212 ppm Rb, and 43 ppm Ta estimated using a cut-off of 0.3% Li2O. (Fedikow and Zelligan, 2018). The Zoro property is contiguous with the TBL Property but is 100 % owned by Far Resources Inc. (Far) and it is not part of the TBL Property.

The QP has had a chance to review Dyke 1 and concurs with the above description but is unable to verify any information about any of the other “Pegmatite Swarm” mentioned above.

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21.0	Other Relevant Data and Information

To the best of Canmine and Nuterra’s knowledge there is no other relevant data and information related to the TBL property.

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22.0	Interpretation and Conclusions

Based on the site visit and subsequent review of available information on the Thompson Brothers Lithium Property Canmine offers the following interpretations and conclusions:

●	The Thompson Brothers Lithium Property is a project of merit that is at the exploration drilling and Resource Estimation stages.

●	Lithium mineralization in spodumene bearing pegmatite dykes is the principle deposit type on the Property.

●	The TBL Property comprises 5,108 ha and is host to the TB-1 spodumene bearing, lithium-enriched pegmatite dyke and other targets that could potentially contribute to a future lithium resource.

●	The geology of the mineralized pegmatite dykes is relatively straightforward. The TB-1 pegmatite displays excellent grade continuity and thickness, and it is open along strike in both directions and to depth.

●	The exploration program was implemented using industry best practices. The sample preparation, security, and analytical procedures are adequate, and the results of the QA/QC program evaluated by Canmine are acceptable. The diamond drilling procedures used are consistent with industry standards and Canmine is not aware of any factors that could materially impact the accuracy and reliability of the results.

●	The drill hole database for holes TBL 1 – 28 has been validated; it is complete and up to date. In Canmine’s opinion, these drill hole data and their interpretation can be used to support the planning of future drilling programs and for this Resource Estimate.

●	No significant technical challenges related to exploration and development of the deposit(s) have been identified. Areas of uncertainty that may materially impact the Mineral Resource estimate include commodity price assumptions, mining cost assumptions, processing cost assumptions, metal extraction recovery assumptions, and concentrate transport cost assumptions.

●	In Canmine’s opinion, additional drilling could increase the Li2O Resource on the Property.

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23.0	Recommendations

The TBL Project is now at an advanced stage of exploration and based on the current Resource Estimate is of such quality and quantity that it is reasonable to think that this deposit could potentially have a “reserve estimate” in the future. The following are recommendations to head towards this goal:

1.	Design drill holes to test for the extension of lithium mineralization along strike and to depth, especially to the northeast and down plunge to at least -200 elevation (roughly 500 m below surface).

2.	Initiate a Preliminary Economic Study (PEA) to determine if the current Resource could be economic. More advanced mineral processing and recovery studies should be a focus as well as identifying potential customers of a 6% Li2O concentrate. There is a rail line quite close to this property and the cost of transport of the concentrate should be investigated in greater detail.

3.	A conceptual mine plan for the existing Resource should be investigated and this could form part of the PEA Study.

4.	Investigate whether or not it is possible to acquire or become partners with the owners of the nearby “Zoro” lithium bearing pegmatites so that infrastructure, mining, processing and transport costs could be somehow shared.

5.	Continue drilling the TB Deposit to try and increase the resource.

6.	Report drilling results.

Proposed Budget

Item	Estimate $US
1. Design drill holes to test for the extension of lithium mineralization	$7,500
2/3. Preliminary Economic Study and Conceptual Mine Plan	$150,000
4. Zoro Deposit investigation	$5,000
5. TB Lithium Deposit resource drilling	$410,000
6. Report drilling results	$10,000
Total	$582,500

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24.0	References

Ansdell, K.M., Lucas, S.B., Connors, K., and Stern R.A., 1999. Coeval sedimentation, magmatism, and fold– thrust belt development in the Trans-Hudson Orogen: geochronological evidence from the Wekusko Lake area, Manitoba, Canada. Canadian Journal of Earth Sciences, Volume 36, pp. 293-312.

Ansdell, K M, and Kyser, T K., 1991, Plutonism, deformation, and metamorphism in the Proterozoic Flin Flon greenstone belt, Canada: Limits on timing provided by the single-zircon Pb-evaporation technique. United States:

Bailes, A.H. and Galley, A.G., 1999. Evolution of the Paleoproterozoic Snow Lake arc assemblage and geodynamic setting for associated volcanic-hosted massive sulphide deposits, Flin Flon Belt, Manitoba, Canada. Canadian Journal of Earth Sciences, Volume 36, pp. 1789-1805.

Benson, D. 2012. Report of work: soil geochemistry survey, Apex East Property, NTS 63J13SE, 63JSW, 63JNE. Mining Claims MB9617, MB9615. MMRD Assessment Report 63J12153, 37 p.

Bradley, D., and McCauley, A., 2016. A preliminary deposit model for lithium-cesium-tantalum (LCT) pegmatites. U.S. Geological Survey Open-File Report 2013–1008, 7 p.

Bradley, D., McCauley, A. and Stillings, L.M., 2017. Mineral-deposit model for lithium-cesium-tantalum pegmatites. U.S. Geological Survey Scientific Investigations Report 2010–5070–O, 48 p.

Brownell, G.M. 1932. Spodumene bearing dykes, “Gold Reef Group” Herb Lake, Manitoba. MMRD Assessment Report 92182, 4 p.

Caté, A., Mercier-Langevin, P., Ross, P.-S., Duff, S., Hannington, M.D., Dubé, B., and Gagné, S., 2014. The Paleoproterozoic Lalor VMS deposit, Snow Lake, Manitoba: observations on the nature and architecture of the gold and base metal-rich ore zones and associated alterations. Geological Survey of Canada, Open File 7483, 19 p.

Cerny, P., 1991, Rare-element granitic pegmatites. Part 1: Anatomy and internal evolution of pegmatite deposits. Part 2: Regional to global environments and petrogenesis. Geoscience Canada, 18, 49-81.

Černý P., 1989, Exploration Strategy and Methods for Pegmatite Deposits of Tantalum. In: Möller P., Černý P., Saupé F. (eds) Lanthanides, Tantalum and Niobium. Special Publication No. 7 of the Society for Geology Applied to Mineral Deposits, vol 7.

Cerny, P. and Meintzer, R.E., 1988, Fertile granites in the Archean and Proterozoic fields of rare element pegmatites:crustal environment, geochemistryand petrogenetic relationships. In : Taylor, R.P. and Strong, D.F. (Eds.), Recent Advances in the Geology of granite related mineral deposits, The Canadian Institute of Mining and Metallugy, Special Publication, no.39, pp.170–206

Cerny, P., Trueman, D.L., Ziehlke, D.V., Good, B.E., and Paul, B.J., 1981. The Cat Lake - Winnipeg River and the Wekusko Lake Pegmatite Fields, Manitoba. MMRD, Economic Geology Report ER80-1, 236 p.

Combined Developments Ltd, 1956. Diamond drill logs and sketch maps, Violet property. MMRD Assessment Report 90099. 56 p.

Dahrouge, 2016. Summary report on the Thompson Brothers Lithium property. Unpublished Quantum Resources Limited report prepared by Dahrouge Geological Consulting Ltd., 9 p.

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Dahrouge, 2017. Digital data files and notes on the Thompson Brothers Lithium property, drill holes TBL 1-6. Unpublished Quantum Resources Limited data prepared by Dahrouge Geological Consulting Ltd.

Dufresne R., 2009, Strider Lithium Property - Snow Lake Area, Herb Lake Mining Division, Manitoba, Canada, Rodinia Minerals internal technical report.

Fedikow, M. and Zelligan, S., 2018. NI 43-101 Technical Report on the Zoro Lithium Project, Snow Lake, Manitoba. Unpublished report prepared for Far Resources Ltd. 187 p.

Martins, T., Linnen, R.L., Fedikow, M.A.F. and Singh, J. 2017: Whole-rock and mineral geochemistry as exploration tools for rare-element pegmatite in Manitoba: examples from the Cat Lake–Winnipeg River and Wekusko Lake pegmatite fields (parts of NTS 52L6, 63J13). in Report of Activities 2017, Manitoba Growth, Enterprise and Trade, Manitoba Geological Survey, pp. 42–51.

Matile, G.L.D. and Keller, G.R. 2006: Surficial geology of The Pas map sheet (NTS 63F), Manitoba; Manitoba Science, Technology, Energy and Mines, Manitoba Geological Survey, Surficial Geology Compilation Map Series, SG-63F, scale 1:250 000. Scale1:25 0 0 10 20 30 Kilometres

Midgley, G.E. 1956. Report on the Jean 1-13 Mineral Claims, Record numbers 36747 - 36759 incl., Herb Lake, Manitoba, prepared for Combined Developments Limited. MMRD, Assessment Report 90075, 1 p.

Midgley, G.E. 1956. Report on the Stev 1-18 Mineral Claims, Record numbers 36605 - 36622 incl., Herb Lake, Manitoba, prepared for Combined Developments Limited. 12 p.

Manitoba Ministry of Natural Resources (MMNR), 2018. GIS map gallery, geographical information system. http://www.manitoba.ca/iem/geo/gis/index.html

McGill, W.P. 1956. Report on geophysical survey o the Crowduck Bay property of Magnetawan Iron Mines Limited, Herb Lake Mining Division, Manitoba. MMRD, Assessment Report 90071, 46 p.

NATMAP Shield Margin Working Group, 1998. Geology NATMAP Shield Margin Project Area (Flin Flon Belt), Manitoba-Saskatchewan: Geological Survey of Canada Map 1968A, Manitoba Energy and Mines Map A-98-2, Sheets 1 to 7, Saskatchewan Energy Mines Map 258A-7, scale 1:100,000.

Nemaska Lithium Inc, 2018. Management discussion and analysis, 4th Quarter 2017. 40 p.

Nova Minerals Ltd., 2021: Thompson Brothers Lithium Project Resource Update. ASX and Media Release, Compiled by Hrdy and Galeschuk (QP the “JORC Code”), June 3, 2021

Nova Minerals Limited, 2018a. Maiden lithium resource for Nova’s Thompson Brothers and exploration target. July 25 Press Release, 16 p.

Nova Minerals Inc., 2018b: Work Report on 2017 and 2018 drilling, Thompson Brothers Lithium Property, Snow Lake Area, Herb lake Mining Division, Manitoba, Canada. QP: Mr. Dale Schultz, Temagami, Ontario, Canada.

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Parker, S. 1989. Spodumene Sample MLR 099. Lakefield Research. MMRD Assessment Report 93474, 4 p.

Sherritt Gordon Mines, 1942. Diamond drill logs for holes 1-28, sketch maps and sections. MMRD Assessment Report 92182. 83 p.

Syme, E.G., Lucas, S.B., Zwanzig, H.V., Bailes, A.H., Ashton, K.E., and Haidl, F.M., 1998. Geology, NATMAP Shield Margin Project Area Flin Flon Belt, Manitoba/Saskatchewan accompanying notes. Manitoba Energy and Mines Map 258A. 57 p.

Schultz, D.J. 2018. Work Report on 2017 and 2018 drilling, Thompson Brothers Lithium Property, Snow Lake Area, Herb Lake Mining Division, Manitoba, Canada. 6,080,000N / 455,000E (NAD83, Zone 14) NTS: 63J13SE. MMRD, Assessment Report, 346 p.

Thompson, H.L. 1977. Report of work on the Thompson # 3 and 4 claims, 1 trench, sketch maps, Crowduck Bay, Herb Lake area, Manitoba. MMRD, Assessment Report 99525, 6 p.

Thompson, H.L. 1978. Report of work on the Thompson # 4 1claim, drill log hole 1, sketch maps, Crowduck Bay, Herb Lake, Manitoba. MMRD, Assessment Report 93359, 6 p.

Thompson, H.L. 1979. Report of work on the Thompson # 4 1claim, drill log deepening hole 1, sketch maps, Crowduck Bay, Herb Lake, Manitoba. MMRD Assessment Report 93360, 6 p.

Thompson, H.L. 1980. Report of work on the on the Thompson # 2 claim, 1 trench, sketch maps, Crowduck Bay, Herb Lake area, Manitoba. MMRD Assessment Report 99525, 6 p.

Thompson, H.L. 1981. Report of work on the Thompson # 2 claim, drill log holes 2 and 3, sketch maps, Crowduck Bay, Herb Lake, Manitoba. MMRD Assessment Report 70151, 8 p.

Thompson, H.L. 1984. Report of work, Thompson # 7 claim, Crowduck Bay, Herb Lake, 1 trench, sketch maps, Manitoba. MMRD Assessment Report 70768, 8 p.

Thompson, G.F. 1985. Summary report relating to 1985 development work on the Thompson Lithium claims, Crowduck Bay, Herb Lake, Manitoba, Map 63J13SE. MMRD, Assessment Report 71008.

Thompson, G.F. 1987. Report of work, Thompson # 7 claim, 1 trench, sketch maps, Crowduck Bay, Herb Lake, Manitoba. MMRD, Assessment Report 71492, 11 p.

Thompson, H.L. 1980. Thompson Group, Crowduck Bay, Herb Lake area, Manitoba, Map 63J13SE. MMRD, Assessment Report 99905.

Wendeborn, E.J, 1956. Report of work, Frost # 7, 8 and 9, Strike # 16, Dot 8, Gert 1 and Easton 18 claims, drill logs and sketch maps, Crowduck Bay, Manitoba. MMRD, Assessment Report 90074. 20 p.

Xia, L., and Adeoye, A., 2018. Preliminary Metallurgical Testing of Spodumene Recovery, Unpublished Saskatchewan Research Council (SRC) Publication No. 13363-16C18 prepared for Nova Minerals Limited. 14 p.

Ziehlke, D.V. 1995. Report of work, Thompson # 3 claim, 1 trench, sketch maps, Wekusko Lake, Manitoba. MMRD, Assessment Report 72969. 7 p.

Ziehlke, D.V. 1997. Report on drilling on the Thompson Lithium Property, Snow Lake area, Manitoba. MMRD, Assessment Report 73154. 25 p.

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Thompson Brothers Lithium Project

25.0	Reliance on Information Provided by the Registrant

Although every attempt was made to obtain all relevant and available documents some may have been overlooked.

For the purposes of this TRS, the Authors have relied on ownership information provided  by SLR . The Authors have not researched property title or mineral rights for the Property and express no opinion as to the ownership status of the Property.

Section 4.1 of this TRS (Ownership), summarizing the underlying property Royalty obligations, was contributed by SLR personnel.

Page 25-1